Exhibit 99.1

Bell Canada

2002 Financial Information

Bell Canada

Financial Information

2002

Bell Canada is Canada’s leading provider of wireline and wireless communications services, Internet access, data and other communications services to residential and business customers.

This document contains the Bell Canada Management’s Discussion and Analysis of Financial Condition and Results of Operations as well as its Financial Statements for 2002.

Please visit our website at www.bell.ca for information on our products and services.

Bell Canada is indirectly wholly-owned by BCE Inc. To obtain a copy of BCE Inc.’s Annual Report, please visit BCE’s website at www.bce.ca, call 1 888 932-6666 or send a written request to:

Bell Canada
Corporate Communications
1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal (Québec)
H3B 4Y7
(Canada)

Exhibit A
ABOUT OUR BUSINESS
PERFORMANCE HIGHLIGHTS
FINANCIAL RESULTS ANALYSIS
FINANCIAL AND CAPITAL MANAGEMENT
RISK ASSESSMENT
OUR ACCOUNTING POLICIES
Supplementary Financial Information
EXHIBIT 99.1
EXHIBIT 99.2

Management’s Discussion and Analysis

      This Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) comments on our operations, performance and financial condition for the years ended December 31, 2002 and 2001.

     The MD&A is presented in seven sections:

     About Our Business describes our businesses, objectives and strategies for growth.

     Performance Highlights reviews the key measures we use to assess our performance and how our results in 2002 compare to our results in 2001.

     Financial Results Analysis provides detailed information and analysis about our performance for the past two years.

     Financial and Capital Management describes how we manage our financial condition and capital resources.

     Risk Assessment provides an overview of the key risks that could affect our business.

     Our Accounting Policies provides a discussion of the key estimates and assumptions that management has made in preparing the financial statements as well as a discussion of changes to the accounting standards.

     Supplementary Financial Information provides tables on selected consolidated financial data and other useful information.

     Please refer to the audited consolidated financial statements starting on page 24 when reading the MD&A.

MD&A at a glance

About Our Business	2
Performance Highlights	5
Financial Results Analysis	6
Financial and Capital Management	11
Risk Assessment	15
Our Accounting Policies	18
Supplementary Financial Information	23

About forward-looking statements

Securities laws encourage companies to disclose forward-looking information so that investors can better understand the company’s future prospects and make informed investment decisions.

     This document, including this MD&A and in particular the outlook sections of this MD&A, contains forward-looking statements about our objectives, strategies, financial condition, results of operations and businesses.

     These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions.

     It is important to know that:

•	forward-looking statements describe our expectations on the day they are made. For this MD&A, it is February 26, 2003

•	our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize

•	forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions or other business combinations or transactions, nor do they include the effect of asset write-downs

•	we assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     You will find a more detailed assessment of the risks that could cause our actual results to materially differ from our current expectations in the Risk Assessment section of this MD&A, starting on page 15. In particular, all of our expectations contained in the outlook sections of this MD&A are subject to these risks.

In this MD&A, except as explained below, we, us and our mean Bell Canada, its subsidiaries, joint ventures and investments in significantly influenced companies.

     Effective December 31, 2002, we consolidate the net assets of Aliant Inc. (Aliant) and Bell ExpressVu Limited Partnership (Bell ExpressVu) in our consolidated balance sheet. Accordingly, discussions in this MD&A on matters reflecting our consolidated balance sheet include Aliant and Bell ExpressVu. From a statement of operations perspective, we started consolidating the results of operations of Aliant and Bell ExpressVu as of January 1, 2003. Accordingly, given our 2002 results of operations exclude the consolidation of these companies (except for our 39% equity earnings in Aliant) our MD&A discussions on matters reflecting our results of operations exclude Aliant and Bell ExpressVu unless otherwise specified.

     Significantly influenced means that:

•	we have a 20% to 50% equity interest in a company that we do not control or jointly control, and

•	we have a significant influence on its operating, investing and financing activities.

A statement we make is forward looking when it uses what we know today to make a statement about the future.

     Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, seek, strive, target and will.

Bell Canada   2   2002 Financial Information

Management’s Discussion and Analysis

ABOUT OUR BUSINESS

Who we are

We are Canada’s leading provider of wireline and wireless communications services, Internet access, data and other communications services to residential and business customers through our 21 million customer connections.

KEY DEVELOPMENTS IN 2002

Effective December 31, 2002, BCE Inc. (BCE), our ultimate parent company, transferred its 14% interest in Aliant to us in exchange for common shares of Bell Canada. As a result, we now own a 53% interest in Aliant and have changed our accounting from the equity method to consolidation. Aliant is a provider of wireline and wireless communication services, Internet access and data services to residential and business customers in Atlantic Canada.

     Aliant, the incumbent telephone company in Atlantic Canada, has:

•	1.5 million local telephone service subscribers

•	551,000 cellular and personal communications service (PCS) customers

•	52,000 paging customers

•	288,000 dial-up and high-speed Internet access subscribers

     These subscribers are not included in our consolidated statistics and should not be considered in our 2002 Financial Results Analysis.

     Aliant also has other revenues from information technology, remote communications and emerging businesses, which are not considered in our 2002 Financial Results Analysis as the operating revenues were not consolidated with our own.

     At the end of December 2002, BCE transferred its 100% investment in Bell ExpressVu, a provider of satellite television services, to a partnership held 52% by ourselves and 48% by BCE in exchange for units in the partnership. Bell ExpressVu has 1.3 million DTH subscribers. These subscribers are not considered in our 2002 Financial Results Analysis as the operating revenues were not consolidated with our own.

     Effective December 31, 2002, we consolidate the net assets of Aliant and Bell ExpressVu in our consolidated balance sheet. Accordingly, discussions in this MD&A on matters reflecting our consolidated balance sheet include Aliant and Bell ExpressVu. From a statement of operations perspective, we started consolidating the results of operations of Aliant and Bell ExpressVu as of January 1, 2003. Accordingly, given our 2002 results of operations exclude the consolidation of these companies (except for our 39% equity earnings in Aliant) our MD&A discussions on matters reflecting our results of operations exclude Aliant and Bell ExpressVu unless otherwise specified.

     On November 29, 2002, we completed the sale of our directories business for approximately $3 billion in cash and recorded a $2.4 billion gain.

     Prior to the closing of the sale, we along with BCE, completed a corporate reorganization, resulting in the transfer of our directories business and BCE’s agreement to contribute it’s 100% investment in Bell ExpressVu as well as certain debt receivables and cash to a partnership. At the end of December, BCE transferred its interest in Bell ExpressVu. We own a 52% interest in the partnership and BCE owns 48%.

     Following the sale, the partnership distributed the net proceeds to its partners. A net distribution of $1.1 billion was made to BCE which was partly used to help finance the purchase of SBC Communications Inc.’s (SBC) remaining indirect interest in Bell Canada. The balance of the proceeds were distributed to us and will be used to reduce debt and for general corporate purposes. In addition, we acquired a 10% indirect interest in the post-sale directories business for $91 million.

     The outlooks for 2003, including the outlook sections in the Financial Results Analysis section of this MD&A, take into account the year-over-year impact of the consolidation of Aliant and Bell ExpressVu and the sale of the directories business by assuming that Aliant’s and Bell ExpressVu’s results were consolidated in 2002, and that the sale of the directories business took place on January 1, 2002.

     On April 11, 2002, Bell West Inc. (Bell West) was created by Bell Canada and Manitoba Telecom Services Inc. (MTS) to offer business customers in Alberta and British Columbia a range of local, long distance and data services. Bell Canada owns 60% of Bell West, and the balance is owned by MTS. We also own approximately 22% of MTS.

     In April 2002, we announced the initial public offering of units of the Bell Nordiq Income Fund. The Fund acquired an approximate 37% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership from us. We retain management control and hold an approximate 63% interest in the partnerships. We received gross proceeds of $324 million and recorded a pre-tax gain of $222 million.

OUR BUSINESS

At December 31, 2002, we:

•	served 11.6 million local telephone service subscribers

•	served 3.4 million cellular and PCS customers

•	served 586,000 paging customers

•	provided dial-up and high-speed Internet access to 1.8 million subscribers

•	provided 3.7 million digital equivalent access lines.(1)

     The following chart shows our operating revenues by line of business for the year ended December 31, 2002.

     There is some seasonality in certain of our businesses. For example, our wireless and DTH satellite television service revenues tend to be higher in the fourth quarter due to increased consumer spending during the holiday season.

Operating revenues
by line of business
(in millions)

LOCAL AND ACCESS SERVICES

We operate an extensive local access network that provides local telephone services to business and residential customers. The 11.6 million local telephone lines, or network access services (NAS), we provide for our subscribers are key in establishing customer relationships and are the foundation for the other products and services we offer.

(1) Derived by converting low capacity data lines to the equivalent number of voice grade access lines.

Bell Canada   3   2002 Financial Information

Management’s Discussion and Analysis

     We operate primarily as the incumbent telephone company in:

•	Ontario and Québec, through Bell Canada, Télébec Limited Partnership and Northern Telephone Limited Partnership

•	Canada’s northern territories, through Northwestel Inc.

•	We also operate as a competitive local exchange carrier (CLEC) in Alberta and British Columbia through Bell West.

     Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:

•	value-added services such as call display, call waiting and voice mail

•	services provided to competitors accessing our local network

•	subsidies from the National Contribution Fund to support local service in high-cost areas.

     Rates for local telephone and value-added services in our incumbent territories are subject to price cap regulation by the Canadian Radio-television and Telecommunications Commission (CRTC).

LONG DISTANCE SERVICES

We supply long distance voice services to business and residential customers. In addition, we provide the originating and terminating portion of long distance calls from and to our local telephone service customers for competing long distance companies. We also receive settlement payments from out-of-region carriers for completing their customers’ long distance calls in our territory.

     Prices for long distance services have been declining since this market was opened to competition. The rate of decline, however, has eased over the past several years. Price decreases have generally led to increased volume in conversation minutes.

WIRELESS SERVICES

We offer a full range of wireless communication services to business and residential customers, including cellular, PCS and paging. PCS customers can access our mobile browser service to gain wireless access to the Internet. We also provide value-added services such as call display and voicemail and roaming services to other wireless service providers.

     Customers can choose to pay for their cellular and PCS services through a monthly rate plan (post-paid) or in advance (prepaid).

     Wireless communication services are provided in-territory by the wireless division of each of our incumbent telephone companies with the exception of Bell Mobility Inc. (Bell Mobility), which offers wireless services in Alberta and British Columbia, in addition to its home territory of Ontario and Québec. In 2002, Bell Mobility completed the construction of its network in Calgary, Edmonton and Vancouver.

     In 2002, we were the first company to launch a high-speed wireless network, which allows customers to transmit data at speeds of up to 86 Kbps, five times faster than what was previously available. By the end of 2002, our high-speed network covered:

•	centers in Ontario and Québec, representing 80% of the population in those provinces

•	Calgary, Edmonton and Vancouver in Western Canada.

DATA SERVICES

Data services are a growth area for us in both the residential and business customer segments. We provide high-speed and dial-up Internet access to residential customers in our incumbent territories primarily through the Bell Sympatico brand. High-speed Internet access is driving growth in the residential portion of this business. In 2002, we expanded our product line to offer customers a choice of speeds and several value-added services.

     We offer a full range of data services to business customers, including local network access, Internet access, frame relay, ATM, Internet Protocol (IP)/broadband and e-commerce services as well as sales of equipment. In 2002, we launched Bell Managed Network Solutions, a single source for the delivery and management of end-to-end business communication services.

     Data services for business customers are provided in-territory by our incumbent telephone companies and by Bell West in Western Canada.

DTH SATELLITE TELEVISION SERVICES

In 2003, when we consolidate Bell ExpressVu, we will have direct-to-home (DTH) revenue. DTH satellite television services have rapidly become a major competitor to cable television. Bell ExpressVu has been delivering digital services on a national basis directly to Canadian homes and businesses since 1997. It is Canada’s largest licensed DTH distributor of digital programming offering more than 300 digital television and CD-quality audio channels as well as more than 50 pay-per-view channels.

     Bell ExpressVu uses two satellites in orbit owned by Telesat Canada (Telesat), a subsidiary of BCE, Nimiq 1 and Nimiq 2. Nimiq 2 was successfully launched on December 29, 2002 although it has since experienced a malfunction affecting its available power. This malfunction is still being investigated. Notwithstanding the malfunction, the additional satellite capacity will allow Bell ExpressVu to offer additional programming in 2003.

     Signal piracy is a major issue facing all segments of the Canadian broadcasting industry. Bell ExpressVu has undertaken a number of actions to combat signal piracy, including taking legal action, implementing electronic counter-measures targeted at illegal devices, and leading public awareness campaigns. Please see Risk assessment — Bell ExpressVu on page 18 for more details.

OTHER PRODUCTS AND SERVICES

This category includes revenues from a number of other sources including:

•	renting, selling and maintaining business terminal equipment

•	print directories’ advertising (during the year, we sold our directories business. In 2003, we will no longer be generating this type of revenue).

OUR OBJECTIVES AND STRATEGY

Our governing objective is to achieve balanced performance that will lead to profitable growth, positive free cash flow & improving returns.

     The successful achievement of our governing objective is dependent on achieving three key strategic objectives:

Simplicity, Efficiency & Financial Discipline

Our customers want simplicity. Our research demonstrates that they want products and services that are easy to use and understand and they want dealing with us to be easy. To do this, we must continue to simplify our processes, reduce bureaucracy and improve the effectiveness of our sales and distribution channels. In addition to simplicity, we need to continue gaining better insight into the needs of each of our customer segments. By better understanding our customers’ needs, we will be able to provide them with compelling value propositions.

Bell Canada   4   2002 Financial Information

Management’s Discussion and Analysis

     As part of our strategy, we are shifting our focus to further position our key customer segments at the center of our business. We continue to develop a better understanding of the needs of each of our customer segments: consumers, small and medium enterprises, and large enterprises.

     Efficiency has become an integral part of the way we do business. We generated productivity gains of more than $950 million over the past two years and are targeting more than $600 million in further efficiency gains in 2003. We have substantially reduced our capital expenditures while growing our customer connections. But increased efficiency cannot come at the expense of service. Service is the cornerstone of our brand, and we are committed to improving customer service as we continue to focus on efficiency.

     Financial discipline demands decisive action to ensure long-term financial success. We will continue to manage our company with a view to providing consistent, solid returns while strengthening our balance sheet and generating free cash flow.

PERFORMANCE HIGHLIGHTS

EBITDA(1) GREW 6.6% TO 6.5 BILLION IN 2002

Revenues
(in millions)

Revenues increased by 1% to $14.4 billion in 2002, driven by subscriber growth in wireless and data services. We expect these services as well as DTH services to drive continued revenue growth in 2003.

Productivity Improvements
(in millions)

We generated productivity improvements of $484 million in 2002 in addition to the $470 million of productivity improvements made in 2001. This contributed to an improvement in our EBITDA margin (EBITDA as a percentage of revenues) from 42.6% in 2001 to 45.0% in 2002. For 2003, we are targeting additional productivity improvements at similar levels to those achieved in 2002.

Net Debt to Total
Capitalization

The net debt to total capitalization ratio decreased from 55% in 2001 to 53.7% in 2002. Our objective in 2003 is for net debt to total capitalization to decrease as we pay down debt.

Free Cash Flow
(in millions)

Free cash flow improved significantly from negative $1.6 billion in 2001 (including the one-time acquisition of spectrum licenses) to negative $350 million in 2002, largely due to lower levels of capital spending and improved cash flow from operations offset by higher dividends. Our target is to achieve a modestly positive free cash flow in 2003. This includes positive free cash flows from Aliant and negative free cash flows from Bell ExpressVu.

Capital Expenditures
(in millions)

We reduced our capital spending as a percentage of revenue from 28.7% in 2001 to 20.3% in 2002. In 2003, we expect to further reduce our capital expenditures as a percentage of revenues, known as capital intensity.

(1)	EBITDA does not have a standardized meaning under Canadian GAAP. Please refer to the EBITDA discussion in the Financial Results Analysis section of this MD&A for more information on EBITDA.

Bell Canada  5  2002 Financial Information

Management’s Discussion and Analysis

FINANCIAL RESULTS ANALYSIS

WE GENERATED MODEST REVENUE GROWTH OF 1% IN 2002

In 2002, we continued to focus on growth in the wireless and data segments to offset declines in the local and access and long distance segments and to strive towards outpacing industry growth. Our customer connections grew to 21 million this year. Most of the growth in these connections came from wireless and data services.

     In 2002, we increased our subscriber base in these services as follows:

•	cellular and PCS subscribers grew 12.9% to reach 3.4 million

•	high-speed Internet subscribers rose 46% to reach 1 million, capturing 42% of the consumer high-speed Internet market in Ontario and Québec.

     Recent CRTC decisions on price caps and contribution combined with continued economic and competitive pressures have resulted in a 3% decrease in local and access revenues in 2002. The price cap decision and competitive pressures have also led to a 2.7% decline in long distance revenues in 2002.

OUTLOOK FOR 2003

Revenues in 2003 will increase as a result of the transfer of Aliant and Bell ExpressVu to us. In 2002, Aliant and Bell ExpressVu had combined revenues of approximately $3.1 billion net of intercompany transactions with Bell Canada companies. This will be partially offset by a decrease in revenues resulting from the sale of our directories business, which contributed approximately $500 million to our total revenues in 2002.

     After adjusting our 2002 revenues to include Aliant and Bell ExpressVu’s revenues and to exclude revenues from our directories business, we are targeting modest growth in total revenues for 2003. This reflects continued regulatory impacts, competitive pressures, and a continuation of the current economic climate.

     We expect our revenue growth will come largely from increasing our total customer connections, with a significant portion of the growth coming from our wireless, data and DTH businesses.

LOCAL AND ACCESS REVENUES DECLINED BY 3%

Local and access revenues fell to $5.5 billion in 2002 compared to $5.7 billion in 2001. The decline was primarily the result of recent regulatory decisions and a reduction in the number of NAS in service.

     The price cap decision was issued on May 30, 2002. This decision led to a reduction in some rates charged for business services and services provided to competitors and accordingly led to lower revenues from June to December of 2002. This decision also expanded the list of services regulated under the price cap regime to include value-added services, limiting our ability to implement price increases for these services.

     Also contributing to the decline were lower subsidies that we received for servicing high-cost areas. This was the result of a change in the way companies must calculate the subsidies that came into effect in 2002 under the CRTC’s Contribution Decision that was issued on November 30, 2000.

NAS in service fell 1.2% because of:

•	growth in high-speed Internet access, which reduced the need for second telephone lines

•	losses resulting from competition and business failures or downsizings

•	customers substituting wireline telephone service with wireless services.

OUTLOOK FOR 2003

In 2003, we expect regulatory decisions and NAS losses to negatively impact local and access revenues. The CRTC price cap decision will continue to reduce local and access revenues in 2003 as we experience the full-year impact of the price reductions for business services and services provided to competitors identified above.

     NAS levels are expected to continue to be influenced by economic and competitive pressures and wireless and high-speed alternatives as identified above.

     In 2002, Aliant had local and access revenues of approximately $623 million, net of intercompany transactions with Bell Canada companies.

LONG DISTANCE REVENUES DECLINED BY 3%

Long distance revenues fell by $62 million to $2.3 billion in 2002 compared to 2001 reflecting the recent price cap decision and competitive pressures. The price cap decision led to a reduction in the rates charged to competing long distance companies for carrying originating and terminating long distance traffic from and to our local telephone service customers and accordingly led to lower revenues from June to December 2002.

     We continued to experience competitive pressures on both residential and business long distance prices, although at a more moderate rate than previously experienced.

     The average revenue per minute (ARPM) stabilized in late 2002 at 13 cents which was one cent lower than it was in 2001. The slight decline in total ARPM was partly offset by a 5% increase in the volume of conversation minutes. In 2002, long distance market share in Ontario and Québec remained relatively stable at 63%.

OUTLOOK FOR 2003

The recent industry trend of more moderate pricing pressure is expected to continue in 2003. With lower pricing likely to drive further increases in the volume of conversation minutes, we are targeting relatively stable long distance revenues from our business and residential customers.

     The CRTC price cap decision will continue to negatively impact revenues in 2003 as we experience the full-year impact of the price reductions for services provided to long distance competitors identified above.

     In 2002, Aliant had long distance revenues of approximately $313 million, net of intercompany transactions with Bell Canada companies.

Bell Canada  6  2002 Financial Information

Management’s Discussion and Analysis

WIRELESS REVENUES GREW BY 18%

Wireless Revenue Growth

In 2002, our cellular and PCS customer base grew 13% to 3.4 million. This gain in subscribers led to wireless service revenues of $1.9 billion, an increase of 18% compared to the previous year.

      Virtually all of the subscribers added in 2002 were on post-paid rate plans. At December 31, 2002, 73% of our subscribers were on post-paid plans, up from 70% in 2001. This reflects our continued focus on acquiring and retaining higher value and more profitable customers.

The monthly average revenue per unit (ARPU) grew to $47 in 2002 from $46 in 2001. The increase reflects higher post-paid subscribers as a percentage of the total base, additional revenues from value-added services and minor price increases in system access fees.

OUTLOOK FOR 2003

Our expectation is that the continued strength of consumer spending in Canada combined with relatively low wireless penetration, should lead to further growth in both the number of wireless subscribers and in wireless service revenues.

     As the industry focuses on profitability, we expect slower subscriber and revenue growth in 2003 than the growth experienced in 2002. Our continued focus is to maintain or increase our market share and to focus on high-value postpaid customers and on customer service. This should lead to relatively stable ARPU in 2003.

     In 2002, Aliant had wireless revenues of approximately $287 million, net of intercompany transactions with Bell Canada companies.

DATA REVENUE GREW BY 10%

Data revenue grew to $3.5 billion in 2002 from $3.2 billion in 2001, reflecting growth in high-speed Internet, IP broadband and e-commerce services.

Data Revenue Growth
(in millions)

In 2002, the number of high-speed Internet subscribers increased 47% to reach 1 million, reflecting customer preference for higher speed alternatives to dial-up Internet access. For the first time, the number of high-speed Internet access subscribers surpassed the number of dial-up subscribers. The number of dial-up subscribers declined to 766,000 from 825,000 in 2001.

Residential represents the largest segment of high-speed Internet subscribers and comprises 840,000 customers. During the year, we implemented several initiatives to increase revenues in this segment, including raising the price of our main service by $5 per month and the introduction of bandwidth charges and several value-added services. Our high-speed Internet market share in Ontario and Québec grew to 42.2% at year-end 2002, from 41.7% in 2001, despite the price increase. At year-end, approximately 28% of households in Ontario and Québec had high-speed Internet access.

DSL High-speed Internet
Subscribers
(in thousands)

Revenue from business and wholesale customers grew approximately 6% in 2002, a much slower rate than in previous years, reflecting a general weakening in demand. Competitive pressures on prices also played a role, but by far, slower growth in demand had the greatest impact on revenue. Demand from business customers was soft as customers in the key sectors we serve, mainly financial services, technology and governments, have minimized their investments, choosing to use existing capacity instead of expanding. The wholesale market was also weak. Our market share remains stable, and growth continues to move at or above market rates, reflecting that slower growth is a market phenomenon.

OUTLOOK FOR 2003

Based on our expectation of the same level of economic growth in 2003 as in 2002, but with slower growth in high-speed Internet subscribers, we expect data revenue to grow but at a lesser rate than experienced in 2002.

     We expect large companies will continue to be cautious in their investments given the uncertainty in the economy. In addition, given the financial state of many competitors, we are not expecting significant increases in wholesale demand. However, small and medium-sized businesses are expected to provide some stability.

     Given current residential high-speed Internet penetration levels, the rate of growth in subscribers is expected to lessen as our target market

Bell Canada  7  2002 Financial Information

Management’s Discussion and Analysis

shifts from early adopters to the mass market where potential new subscribers are likely to be more price-sensitive. Customer demand for lower speed offerings may lead to lower average revenue per subscriber (ARPS). We will strive to differentiate our offerings in the marketplace with value-added services, unique bundles and superior customer service.

     In 2002, Aliant had data revenues of approximately $312 million, net of intercompany transactions with Bell Canada companies.

DTH SERVICES

As of January 1, 2003, we started consolidating Bell ExpressVu’s results. Bell ExpressVu had DTH revenues of approximately $638 million in 2002, net of intercompany transactions with Bell Canada companies. We expect :

•	Consumer spending and the growth in demand for digital TV services to continue. However, as we focus on improving profitability we expect more modest, managed DTH subscriber growth.

•	DTH revenue to grow at a slower rate than in 2002 reflecting slower subscriber growth, and a number of initiatives aimed at improving revenues.

•	Revenue growth through the launch of new programming and interactive services.

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning under Canadian GAAP. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans credit (expense) and restructuring and other charges. The way we define EBITDA may be different from the way other publicly traded companies define it or similar terms. EBITDA should not be confused with net cash flows from operating activities. We use EBITDA, amongst other measures, to assess the operating performance of our ongoing businesses. The most comparable Canadian GAAP earnings measure is operating income. Please refer to the Below – EBITDA Income and Expenses section of this MD&A on page 9 for a reconciliation of EBITDA to operating income and to net earnings applicable to common shares.

     Our EBITDA grew 6.6% to $6.5 billion in 2002 from the $6.1 billion achieved in 2001 driven by productivity gains of $484 million.

•	Our focus on productivity resulted in:

– productivity improvements of $484 million, compared to $470 million in 2001

– an improvement in the EBITDA margin from 42.6% in 2001 to 45% in 2002.

•	Our EBITDA margin improvement is significant considering that our mix of traditional and growth services is transitioning to an increasing level of growth services, which tend to have lower margins than traditional services. For 2002, 42% of our revenue came from growth services compared to 40% in 2001.

       The productivity gains can be categorized as either:

•	reducing costs associated with serving existing customers or

•	reducing costs associated with customer acquisition

•	reducing “back-office” support costs.

Productivity gains

     Our productivity improvement program included numerous projects reflecting both BCE cross-enterprise initiatives and initiatives at our level. However, the key elements of the program included:

•	supply chain sourcing and delivery process improvements that have realized over $172 million in savings

•	gaining operating efficiencies in key functional areas such as call centers and field services. Improvements in these areas generated savings of $74 million and $30 million, respectively

•	improving margins on newer services, such as consumer high-speed Internet service and our broadband/IP services, by improving the processes around customer provisioning and customer servicing. This area generated $50 million in savings.

     The CRTC Contribution decision of November 2000 had a modest positive effect on EBITDA. This decision called for a change, effective in 2002, in the way companies calculate the subsidies they require to serve high-cost areas, significantly lowering the amount of those subsidies. It also reduced, effective 2002, the amount companies had to contribute to the National Contribution Fund, reducing our expenses more than it reduced the subsidy we receive.

OUTLOOK FOR 2003

In 2003, we expect to achieve productivity improvements of approximately $600 million by achieving further savings in many of the same areas targeted in 2002. Productivity gains will also reflect the reduction of approximately 1,700 positions in our workforce and the significant operating benefits that are expected to result from the strategic network alliance initiated by ourselves and Aliant.

     We are targeting modest revenue growth in 2003. Combined with continued productivity improvements, our objective is to achieve modest EBITDA growth in 2003.

     EBITDA in 2003, net of intercompany transactions with Bell Canada companies, will be:

•	negatively impacted by the sale of the directories business, which contributed approximately $310 million to EBITDA in 2002

•	positively impacted by the consolidation of Aliant’s and Bell ExpressVu’s results as of January 1, 2003. Aliant and Bell ExpressVu had combined EBITDA of approximately $808 million in 2002.

Bell Canada  8  2002 Financial Information

Management’s Discussion and Analysis

BELOW-EBITDA INCOME AND EXPENSES

The table below shows a reconciliation of EBITDA to operating income and to net earnings applicable to common shares for each of the past two years.

($ millions)	2002	2001	% change

EBITDA	6,481	6,077	6.6%
Amortization expense	2,401	2,391	0.4%
Net benefit plans credit	(50)	(138)	63.8%
Restructuring and other charges	675	864	(21.9)%

Operating income	3,455	2,960	16.7%
Other income	1,268	335	278.5%
Interest expense	839	798	5.1%

Pre-tax earnings	3,884	2,497	55.5%
Income taxes	1,102	893	23.4%
Non-controlling interest	1,278	14	N/A

Net earnings before extraordinary item	1,504	1,590	(5.4)%
Extraordinary item	–	(70)	N/A

Net earnings	1,504	1,520	(1.1)%
Dividends on preferred shares	(63)	(55)	(14.5)%
Interest on equity-settled notes	(53)	(80)	33.8%

Net earnings applicable to common shares	1,388	1,385	0.2%

Amortization expense

The amount of our amortization expense in a year is affected by:

•	how much we have invested in new capital assets in the past few years

•	how many assets we have retired during the current year

•	changes in accounting rules and estimates. Each year, we review our estimate of the useful life of our capital assets.

       The table below shows our amortization expense for each of the past two years.

	2002	2001

Amortization of:
Capital and other assets	2,401	2,352
Goodwill	–	39

Total amortization expense	2,401	2,391

     Our total amortization expense grew by $10 million in 2002. This was largely a result of higher levels of investments in capital assets in the last several years offset by a new accounting rule that required us to stop amortizing goodwill, starting in 2002. Please see Our accounting policies – Changes to accounting standards in this MD&A for more information.

     There were no notable changes in the amortization method or estimates of the useful life of our capital assets. The average useful life of our capital assets is between 13 and 15 years.

OUTLOOK FOR 2003

We expect a modest increase in amortization expense in 2003. We have made significant investments in capital assets during the past few years, but we plan to reduce our capital spending levels in the future.

     In 2002, Aliant and Bell ExpressVu had a combined amortization expense of approximately $534 million.

Net benefit plans credit

We maintain plans that provide two types of benefits:

•	pension benefits – we are responsible for adequately funding these plans as entitlements are earned. We make contributions based on actuarial methods permitted by the pension regulatory bodies. Because our plans have had a surplus, we have not had to make any contributions in the past several years.

•	other retirement and post-employment benefits – we do not generally fund these benefit plans in advance. We make contributions every year as actual benefit payments are made.

       The amount of the net pension benefit plans (credit) expense in a year primarily depends on:

•	the return on pension plan assets expected to be generated during the year – the lower the return, the lower the credit

•	the present value of future pension benefit payments to employees –the lower the present value, the higher the credit

•	the actuarial gain (loss) – the difference between the actual net benefit asset and credit calculated based on our accounting assumptions. We amortize this into earnings over time.

     The table below is a summary of the net benefit plans credit for each of the past two years.

	2002	2001

Pension benefits credit	(191)	(276)
Other retirement and post-employment benefits expense	141	138

Total net benefit plans credit	(50)	(138)

     We had $12 billion of pension plan assets at December 31, 2002. Our pension plan surplus was close to $700 million, which is significant in relation to plan assets.

     Our total net benefit plans credit fell by $88 million or 64% in 2002. About half of the decrease was from weak fund performance in 2001. The rate of return was significantly below our assumption of 8.8%, which created an actuarial loss. As a result, the fair value of plan assets at the beginning of the year, which is used to calculate the pension credit, was lower in 2002 than in 2001.

     After a review of market trends and our outlook, we reduced our assumption of expected long-term return on plan assets to 8.3% in 2002. This also contributed to the decrease.

OUTLOOK FOR 2003

The fund performance in 2002 reflected the negative returns in most markets. This resulted in an actuarial loss in 2002 and a reduction in the fair value of plan assets, which we expect will contribute to a further decrease in the pension benefit credit. Based on a review of market trends and our investment outlook, we have further reduced our assumption of the long-term return on plan assets to 7.5% for 2003.

     As a result, our business plan, including Aliant, reflects a net benefit plans expense of $135 million to $155 million in 2003. We expect that the lower return assumption will contribute to about one-third of the decline in the net benefit plans (credit) expense and weak fund performance in 2002 will contribute to the balance.

Bell Canada  9  2002 Financial Information

Management’s Discussion and Analysis

Restructuring and other charges

This includes various operating expenses that are not directly related to the operating revenues generated during the year, such as costs related to streamlining initiatives, asset write-downs and other types of charges.

2002

STREAMLINING AND OTHER CHARGES

In the fourth quarter of 2002, we recorded pre-tax charges of $302 million ($190 million after tax) representing restructuring charges of $232 million and other charges of $70 million.

      The restructuring charges were primarily from streamlining our management, line and other support functions and included employee severance for approximately 1,700 employees, enhanced pension benefits and other employee costs. This is expected to be completed in 2003.

     Other charges consisted primarily of various accounts receivable write-downs relating to billing adjustments and unreconciled balances from prior years, which were identified during the year. At December 31, 2002, $111 million of the restructuring provision remained unpaid.

PAY EQUITY SETTLEMENT

On September 25, 2002, the members of the Canadian Telecommunications Employees’ Association (CTEA) ratified a settlement we had reached relating to the 1994 pay equity complaints that the CTEA filed on behalf of its members before the Canadian Human Rights Commission. The settlement includes a cash payout of $128 million and related pension benefits of approximately $50 million.

     As a result of the settlement, we recorded a one-time charge of $79 million ($45 million after tax) in the third quarter of 2002. The onetime charge is equal to the $128 million cash payout, net of a previously recorded provision. We are deferring and amortizing the pension benefits into earnings over the estimated average remaining service life of active employees and the estimated average remaining life of retired employees.

ACCOUNTS RECEIVABLE WRITE-DOWN

During the second quarter, coincident with the development of a new billing platform, Bell Canada adopted a new and more precise methodology to analyze the amount of receivables by customer as well as by service line and that permits a more accurate determination of the validity of customer balances owed to Bell Canada.

     This analysis indicated that a write-down of accounts receivable amounting to $272 million was appropriate. As these amounts arose from legacy billing systems and processes, Bell Canada has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. These amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to Bell Canada’s legacy accounts receivable systems dating back to the early 1990’s.

2001

STREAMLINING AND OTHER CHARGES

We recorded pre-tax charges totalling $864 million ($542 million after tax) in the first and fourth quarters of 2001. These charges represented restructuring charges of $470 million and other charges of $394 million.

     The restructuring charges were from our streamlining initiatives and included employee severance for approximately 3,900 employees, enhanced pension benefits and other employee costs. These restructuring programs were completed in 2002.

     Other charges mostly consisted of the write-down of Bell Mobility’s wireless capital assets, in particular, its analogue networks, paging networks and PCS base stations.

Other income

This includes income we receive from activities that are not part of our regular business, such as:

•	net gains on investments, including gains or losses when we dispose of, write-down or reduce our ownership interest in investments

•	other items, including interest income, equity in net earnings (losses) in significantly influenced companies, foreign currency gains (losses) and miscellaneous income.

     The table below shows our sources of other income for each of the past two years.

	2002	2001

Net gains on investments	1,282	406
Other	(14)	(71)

Total other income	1,268	335

NET GAINS ON INVESTMENTS

In 2002, our net gains on investments were primarily from:

•	selling the directories business ($2.424 billion)

•	writing down our investment in Teleglobe ($1.354 billion)

•	selling an approximate 37% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership when the Bell Nordiq Income Fund was created ($222 million).

     In 2001, our net gains on investments were primarily from the sale of Sympatico-Lycos ($373 million) and TDL ($37 million).

Interest expense

Our debt structure consists of a combination of short-term and long-term debt. The interest rate on our short-term debt is usually variable, while the rate on our long-term debt is usually fixed.

     The table below shows the average interest rate and average total debt for each of the past two years.

	2002	2001

Average annual interest rate	7.3%	7.5%
Average total debt	11,413	10,603

Interest expense	839	798

     Total interest expense grew by 5%, due primarily to increased debt levels.

     Average total debt increased 8% in 2002 from 2001 because of debt financings to fund capital expenditures and a $975 million distribution of capital to BCH.

     The average interest rate on our short-term debt was slightly lower in 2002 than in 2001, which resulted in a small decline in the average interest rate in 2002.

Bell Canada   10   2002 Financial Information

Management’s Discussion and Analysis

OUTLOOK FOR 2003

We do not expect net debt to increase in 2003 if we achieve our objective of having a modest positive free cash flow. In addition, notes payable of $975 million due to BCH will be repaid in 2003 using funds received from capital injections from BCH. As well, the proceeds from the loans from affiliated companies will be used to reduce debt levels.

     In 2002, Aliant and ExpressVu had a combined interest expense of approximately $152 million, net of intercompany transactions with Bell Canada companies.

Income taxes

The federal and provincial governments set the statutory rate of income tax. The table below is a summary of income tax rates that applied to us for the past two years, the impact of items that are taxed at different rates and the effective rate used to calculate our income tax expense.

	2002	2001

Canadian statutory income tax rate	37.4%	40.1%
Items reconciling statutory rate to effective rate:
Net gains on investments (taxed at different rates)	(8.4)%	(6.6)%
Various other items	(0.6)%	2.3%

Effective income tax rate	28.4%	35.8%
Earnings before income taxes	3,884	2,497

Income tax expense	1,102	893

     The statutory income tax rate was reduced to 37.4% in 2002 from 40.1% in 2001. This, combined with an increase in net gains on investments, led to a decrease in the effective income tax rate.

     The pre-tax earnings were $1.4 billion higher in 2002 than in 2001. This, offset in part by the lower effective income tax rate, led to a 23% increase in our income tax expense in 2002.

OUTLOOK FOR 2003

The Canadian statutory rate that applies to us is currently set at 35.4% for 2003. The decrease over 2002 results from federal corporate tax rate reductions.

Non-controlling interest

A non-controlling interest is the portion of a subsidiary’s common shares that we do not own. The non-controlling interest in the statements of operations is affected by:

•	the percentage of a subsidiary that we do not own

•	the amount of the subsidiary’s after-tax earnings.

     In 2002, the $1.3 billion increase in non-controlling interest was primarily due to the $2.4 billion gain on the sale of our directories business recorded in the partnership in which BCE has a 48% non-controlling interest.

FINANCIAL AND CAPITAL MANAGEMENT

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results.

2002 Highlights and Outlook for 2003

We improved our fundamentals by:

•	reducing our capital intensity ratio to 20.3% in 2002 from 28.7% in 2001

•	improving free cash flow by 79% or $1.285 billion compared to 2001.

     We are targeting modestly positive free cash flow in 2003 after payment of capital expenditures and dividends.

Free Cash Flow
(in millions)

In the past several years, we have had significantly negative free cash flow, primarily from high capital spending, which we describe below. We funded this shortfall through a combination of increased debt and cash generated from various divestitures.

In 2002, we improved our free cash flow shortfall position, mainly as a result of productivity improvements and reduced capital expenditures.

(1)	Free cash flows include capital expenditures of $715 million on PCS Spectrum licences for wireless operations.

Free cash flow

Free cash flow is a key financial measure we use to assess our performance. Free cash flow is derived directly from the statement of cash flows. Please see the calculations in tabular form on the next page.

     A positive free cash flow means that we generated more cash from our operations than we needed to pay for capital expenditures, dividends and other investing activities.

Bell Canada   11   2002 Financial Information

Management’s Discussion and Analysis

     We reduced our capital intensity ratio to 20.3%

Our capital intensity ratio for 2002 was 20.3%, a significant improvement over the 2001 ratio of 28.7%.

We have made significant capital investments over the past few years, including:

•	acquiring and completing a national broadband IP network

•	building a next-generation wireless network and expanding PCS coverage

•	acquiring regional spectrum licences

•	expanding high-speed Internet coverage in our service territories

•	expanding into Western Canada

•	enhancing our billing system capabilities.

     These investments have allowed us to build a set of platforms that position us for future growth, reduced capital intensity and improved free cash flow.

BELL CANADA’S CAPITAL STRUCTURE

	2002	2001

Cash	(1,049)	228
Note payable to BCH	975	—
Debt due within one year	1,906	1,669
Long-term debt	10,501	9,041

Total net debt	12,333	10,938
Non-controlling interest	2,073	145
Total shareholders’ equity	8,556	8,815

Total capitalization	22,962	19,898

Net debt to total capitalization	53.7%	55.0%

Summary of cash flows

The following table is a summary of the flow of cash into and out of our company for each of the past two years.

	2002	2001

Cash from operating activities	4,558	3,956
Capital expenditures	(2,927)	(4,099)
Dividends/Distributions	(1,799)	(1,162)
Interest on equity-settled notes	(84)	(87)
Investments	(90)	(230)
Other investing activities	(8)	(13)

Free cash flow	(350)	(1,635)

Divestitures	3,056	510
Impact of consolidating previously accounted for investments	272	—
Loans to BCE affiliated companies	(270)	—
Distributions paid by subsidiary to BCE (1)	(1,396)	—
Contribution of capital (1)	296	—
Net issuance (repayment) of equity instruments	(882)	(57)
Net issuance (repayment) of debt instruments	530	1,080
Other	21	80

Net increase (decrease) in cash	1,277	(22)

(1)	The $1,396 million represents a distribution made by the partnership (held 52% by us and 48% by BCE) to BCE from the proceeds of the directories business. BCE, through BCH, subsequently made a capital contribution into Bell Canada from those proceeds resulting in an effective net cash distribution to BCE of $1.1 billion relating to the proceeds of the directories business.

Capital intensity

Capital intensity is capital expenditures as a percentage of revenues. It is a key financial measure that we use to assess our performance and that of our units.

     Improving capital intensity is key to improved free cash flow. A positive trend over time means that we are becoming more efficient in using capital to generate growth in revenue and cash flows.

Capital structure

Capital structure shows how much of our net assets are financed by debt and equity.

Net debt to total capitalization ratio

The net debt to total capitalization ratio is a key measure that we use to assess our financial condition. It tells you how much net debt (short-term and long-term debt net of cash) we have in relation to our capital (total net debt, non-controlling interest and shareholders’ equity).

Bell Canada   12   2002 Financial Information

Management’s Discussion and Analysis

CASH FROM OPERATING ACTIVITIES

We generated a significant amount of productivity improvements during the year ($484 million pre-tax, compared to $470 million in 2001). Please see our Financial Results Analysis in this MD&A for more details. These cost savings translated into additional cash from our operations.

CAPITAL EXPENDITURES

We continue to make investments to expand our networks to meet customer demand and for replacement purposes.

     Having much of the significant capital expenditures relating to the build-out of our growth infrastructures behind us, we were able to reduce our capital expenditures by 29% in 2002 compared to 2001. This reduction in capital spending lowered our capital intensity ratio to 20.3% in 2002 from 28.7% in 2001.

DIVESTITURES

Our most significant divestiture in 2002 was the sale of the print directories business for approximately $3 billion in cash. Following the sale, $1.1 billion of the net proceeds were partly used by BCE to help finance the repurchase of SBC’s 20% interest in BCH. The balance was used for repaying our debt and for general corporate purposes.

     Other divestitures in 2002 included the sale of our 37% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership for $324 million when the Bell Nordiq Income Fund was created.

     In 2001, our most significant divestiture was the sale of Sympatico-Lycos and TDL for net proceeds of $488 million.

EQUITY INSTRUMENTS

In 2002, we made a return of capital to BCH of $975 million on our common shares.

DEBT INSTRUMENTS

We use a combination of long-term and short-term debt to finance our operations. Our short-term debt consists primarily of bank facilities, commercial paper programs and notes payable to related parties. We usually pay fixed rates of interest on our long-term debt and market rates on our short-term debt.

     The average annual interest rate on our total debt was approximately 7.3% and 7.5% in 2002 and 2001.

     The interest rates we pay are mostly based on the quality of our credit ratings. The table that follows lists our credit ratings, all of which are investment grade. This usually means that we qualify for better interest rates than average when we borrow money. All of these ratings were confirmed in February 2003.

	S&P	DBRS	Moody's

Unsecured senior debentures	A	A (high)	A-3
Commercial paper	A-1 (mid)	R-1 (mid)	P-2
Extendable commercial notes	A-1 (mid)	R-1 (mid)	—
Subordinated debentures	A-	A (low)	Baa-1 (neg)
Preferred shares	P-2 (high)	Pfd-2 (high)	—

CONTRACTUAL OBLIGATIONS

The table below is a summary of our contractual obligations at December 31, 2002.

	2003	2004	2005	2006	2007	Thereafter	Total

Long-term debt (excluding capital leases)	1,582	953	1,178	542	611	6,647	11,513
Capital leases	101	104	79	72	64	251	671
Notes payable and bank advances	1,198	—	—	—	—	—	1,198
Operating leases	413	348	328	305	263	1,588	3,245
Purchase obligations	545	227	120	112	48	173	1,225
Other contractual obligations	108	—	—	—	—	—	108

Total	3,947	1,632	1,705	1,031	986	8,659	17,960

COMMERCIAL COMMITMENTS

We had the following commercial commitments at December 31, 2002:

•	$1,807 million in total credit and other bank facilities, of which $72 million was drawn

•	$122 million in standby letters of credit.

     Of the $1,807 million in total credit and other bank facilities, $950 million is used to support our commercial paper program, excluding extendable Class E notes. No amount has been drawn on our commercial paper program.

     In addition, at December 31, 2002 there were $50 million of Class E Notes outstanding. The maximum principal amount that can be issued is $400 million. Although these notes are not supported by committed lines of credit, we may extend them in certain circumstances.

ACCESS TO CAPITAL

The primary uses of cash in 2003 will consist of capital expenditures, dividend payments and the refinancing of debt.

     Our plan is built on the assumption that we will be able to generate enough cash from our operating activities to pay for capital expenditures and dividends. Also, the debt maturing in 2003 is expected to be refinanced through the issuance of new debt, capital contributions from BCH, or repaid from cash generated from our operations in 2003.

     Although our plan does not reflect any cash shortfall in the short term, the lines of credit and bank facilities are available for contingency purposes.

USE OF FINANCIAL INSTRUMENTS

We periodically use derivative instruments to manage our exposure to:

Bell Canada   13   2002 Financial Information

Management’s Discussion and Analysis

•	interest rate risk

•	foreign exchange risk

•	movements in BCE common share price and the impact on equity price risk related to special compensation payments (SCPs).

     We do not use derivative instruments to speculate. Because we do not actively trade in derivative instruments, we are not exposed to any significant liquidity risks.

     The following derivative instruments were outstanding at December 31, 2002:

•	cross currency swaps and currency forward contracts used to hedge foreign currency risk on debt

•	forward contracts on BCE common shares to hedge the fair value exposures related to stock compensation payments for Bell Canada employees.

     At December 31, 2002, the carrying value of these derivative instruments was a net liability of $2 million. Their fair value amounted to a net asset of $1 million.

     Please see Note 1 to the consolidated financial statements for a description of the significant accounting policies relating to financial instruments.

USE OF OFF-BALANCE SHEET ARRANGEMENTS

This section describes outstanding arrangements at December 31, 2002 and how they could affect our results of operations and financial condition.

SALE OF ACCOUNTS RECEIVABLE

Bell Canada sold accounts receivable to a securitization trust for a total of $900 million in cash, under an agreement that came into effect on December 12, 2001 and expires on December 12, 2006. Bell Canada carried a retained interest in the transferred accounts receivable of $124 million at December 31, 2002, which equalled the amount of over-collateralization in the receivables transferred.

     Aliant sold accounts receivable to a securitization trust for a total of $135 million in cash, under an agreement that came into effect on December 13, 2001 and expires on December 13, 2006. Aliant carried a retained interest in the transferred accounts receivable of $30 million at December 31, 2002.

     Bell Canada and Aliant continue to service the accounts receivable. The buyers’ interest in collections of these accounts receivable ranks ahead of the interest of Bell Canada and Aliant. Bell Canada and Aliant remain exposed to certain risks of default on the amount of receivables under securitization and have provided various credit enhancements in the form of overcollateralization and subordination of its retained interests.

     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on our and Aliant’s other assets if customers fail to pay amounts owed on time.

SHARED SERVICES AGREEMENT

Effective June 22, 2001, we entered into a 10-year service contract with a special purpose entity. This contract will allow us to reduce systems and administrative costs over time by streamlining and enhancing our systems and processes. We are committed to paying approximately $150 million in service fees over the first three years of the agreement.

     In 2004, we may:

•     exercise an option to buy the special purpose entity

•     maintain the service contract and commit to paying at least $420 million more in service fees to the special purpose entity.

SALES LEASEBACK

In our long-term debt balance at December 31, 2002, we had capital leases of $71 million in 2002 and $66 million in 2001, which were presented net of loans receivable of $319 million. These obligations were from agreements that we entered into in 1999 and 2001 to sell and lease back telecommunication equipment for total proceeds of $399 million. Some of the proceeds were invested in interest-bearing loans receivable.

CONTINGENCIES

AGREEMENT WITH MTS

The agreement between Bell Canada and MTS to create Bell West includes put and call options relating to MTS’ 40% ownership of Bell West.

     Under the terms of the put option, MTS can require us to buy its interest in Bell West:

•	in February 2004 at a guaranteed floor value of $458 million plus ongoing incremental funding invested by MTS. The put price includes an 8% return on the incremental funding. The floor value was $549 million at December 31, 2002

•	in January 2007 at fair market value less 12.5%

•	at fair market value less 12.5%, under certain circumstances.

     If MTS does not exercise its put option, we can exercise our call option. Under the terms of the call option, we have the option to buy MTS’ interest:

•	in March 2004 at the greater of the floor value described above and fair market value

•	in February 2007 at fair market value

•	at fair market value if there is a change of control of MTS to a party other than ourselves or our affiliates.

     We have not received any formal notice from MTS that it plans to exercise the put option.

AGREEMENT WITH CGI

Effective July 1, 1998, under the terms of a ten-year outsourcing agreement, a wholly-owned subsidiary of CGI (which is a joint venture of BCE) is the preferred provider of our information systems and information technology services.

About off-balance sheet arrangements

These are transactions that we enter into with third parties but do not appear on our balance sheet. We do not generally enter into off-balance sheet arrangements.

Bell Canada   14   2002 Financial Information

Management’s Discussion and Analysis

Litigation

We become involved in various claims and litigation as a regular part of our business. While no one can predict the final outcome of claims and litigation that were pending at December 31, 2002, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

RISK ASSESSMENT

The following pages describe general risks that could affect us. Because no one can predict whether any risk will happen or its consequences, the actual effect of any risk on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks and there may be other risks that we are currently unaware of.

Economic and market conditions

Our business is affected by general economic conditions, consumer confidence and spending and the demand for, and the prices of, our products and services. When there is a decline in economic growth and retail and commercial activity, there tends to be a lower demand for our products and services.

The slowdown and uncertainty in the global economy have reduced demand for our products and services, which negatively affected our financial performance in 2002 and may also negatively affect it in 2003. In particular, weak economic conditions have led to:

•	lower than expected growth in data revenue, because of softer demand from enterprises and wholesale customers

•	some reductions in the number of network access lines due to business failures or contractions.

     Weak economic conditions may also negatively affect the financial condition and credit risk of our subscribers. This could increase uncertainty about our ability to collect receivables.

Improving productivity and reducing capital intensity

In 2002, we have implemented several cost reduction initiatives.

In 2003, we intend to continue implementing more productivity initiatives, including the streamlining of approximately 1,700 positions in our workforce and the continuation of the reduction of our capital intensity.

There could be a material and negative effect on our profitability if we do not continue to successfully implement productivity improvements and reduce capital intensity, while maintaining the quality of our service.

Increasing competition

With the advent of competition in the local service market in 1998, virtually all the businesses conducted by us face ongoing competition. In addition, long distance rates continue to be under pressure. We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications companies, but also with other businesses and industries, such as cable, Internet companies, wireless service providers, competitive local exchange carriers and a variety of companies that offer network services, such as providers of business information systems and systems integrators, as well as other companies that deal with, or have access to, customers through various communications networks.

     Cable companies and independent Internet service providers have increased competition in the Internet access services business. Competition has led to Internet access pricing in Canada that is amongst the lowest in the world and largely independent of usage patterns. Costs, however, are driven by the amount of network traffic a user generates, and the location of the server that stores the Web site the user visits. Such costs are largely beyond our control and cannot be accurately predicted.

     The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers with aggressive product and service introductions, pricing and marketing. We expect competition to intensify through the development of new technologies, products and services and through consolidations in the industry.

     Many of our competitors have substantial financial, marketing, personnel and technological resources. We already have several domestic and foreign competitors, but the number of foreign competitors having a presence in Canada and large resources could increase in the future. New competitors may also appear as new technologies, products and services are developed, and for other reasons.

     Competition could affect our pricing strategies and lower our revenues and net income. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to improve customer service and be price-competitive. It forces us to keep reducing costs, managing expenses and increasing productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.

Anticipating technological change

We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.

     Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and introduce new and upgrade existing technologies, products and services.

     We may face additional financial risks as we develop new products, services and technologies and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.

Risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business.

Part of managing our business is understanding what these potential risks could be and working to minimize them where we can.

Bell Canada   15   2002 Financial Information

Management’s Discussion and Analysis

     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements within a reasonable time, or that they will have a market. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

Strategies and plans for revenue growth

We plan to increase our revenues through different strategies, including:

•	cross-selling additional services to our existing customers

•	adding enhanced features and applications that make our services more attractive

•	expanding our geographical base in Western Canada.

     If our plans are unsuccessful, our growth prospects would be hurt. This could have a material and negative effect on our results of operations.

Financing our operations

We require substantial amounts of capital to finance capital expenditures to provide our services and to refinance our outstanding debts.

We finance our capital needs in three ways:

•	from cash generated by our operations

•	by borrowing from commercial banks

•	through debt and equity offerings in the capital markets.

     Increased debt financings could increase our borrowing costs, lower our credit ratings and give us less flexibility to take advantage of business opportunities.

     Our ability to finance operations and the cost of funding depends on our ability to access the capital markets and syndicated commercial loan market and on market conditions. In addition, participants in the syndicated commercial loan market have internal policies limiting their ability to extend credit to any single borrower or group of borrowers or to a particular industry. Less capital has been available in the capital markets in general and to the telecommunications industry in particular, for several reasons:

•	the September 11, 2001 terrorist attacks on the United States

•	accounting scandals relating to major North American companies

•	bandwidth overcapacity

•	a loss of investor confidence in the capital markets in general and in the telecommunications industry in particular.

     If we cannot raise the capital we need, we may have to:

•	limit our ongoing capital expenditures

•	limit our investment in new businesses

•	try to raise additional capital by selling assets or through monetizing transactions.

     Any of these possibilities could have a material and negative effect on our growth prospects for the long term.

Litigation, regulatory proceedings and changes in laws

Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our business. Changes in laws or regulations or in their interpretation, or the adoption of new laws or regulations could also have a material and negative effect on our businesses, operating results and financial condition.

     In November 2002, Industry Canada initiated a review of the current foreign investment restrictions included in the Telecommunications Act. A similar process has been initiated by Canadian Heritage as it relates to the Broadcasting Act. Since the reviews by Industry Canada and Canadian Heritage have not yet been completed and as it is impossible to predict their outcome, we are not currently in a position to assess the impact, if any, these reviews may have on us.

     Bell Canada’s Annual Information Form for the year ended December 31, 2002 contains a detailed description of:

•	the principal legal proceedings against us

•	certain regulatory initiatives and proceedings affecting us.

Changing wireline regulations

Our business is affected by changes in policies resulting from decisions made by various regulatory agencies, including the CRTC. Many of these decisions balance requests from competitors for access to essential facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies with the rights of the incumbent telephone companies to compete reasonably freely.

CRTC PRICE CAP DECISION

The CRTC recently introduced new price cap rules that reduce some rates that incumbent telephone companies charge competitors for services provided to them.

     The new rules create certain risks for us. For example, the CRTC has established a deferral account, but has not yet determined how the account will be used. There is a risk that the account could be used in a way that could have a negative financial effect on us.

     AT&T Canada is the only party that has petitioned the Governor in Council for changes to the Price Cap Decision. The Governor in Council must make a decision on AT&T Canada’s petition by May 30, 2003. If AT&T’s petition and filings that other parties have made relating to that petition were successful, it could have a material and negative effect on us.

CRTC DECISION ON INCUMBENT AFFILIATES

On December 12, 2002, the CRTC released its decision on incumbent affiliates, which makes several important changes to the regulatory regime for us.

     The decision ruled that contracts offered by Bell Canada or its carrier affiliates that bundle tariffed and non-tariffed products and services must receive CRTC approval.

Monetizing

Monetizing means converting the value of a business or other asset into cash or a cash equivalent.

Bell Canada   16   2002 Financial Information

Management’s Discussion and Analysis

     This means that:

•	all contracts that currently bundle products and services must be filed with the CRTC for regulatory approval

•	all new contracts must receive CRTC approval before implementation.

•	carrier affiliates must meet the same requirements as Bell Canada for tariff approval on products and services they offer in our operating territory.

     While the decision increases the regulatory burden for us at both the wholesale and retail levels in highly competitive markets, it is not currently possible to determine the financial effect of the decision or to separate it from the normal risk of loss of revenues resulting from competition.

Licences and changing wireless regulations

Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. Bell Mobility’s cellular and PCS licences will expire on March 31, 2006. The PCS licences that were awarded in an auction in 2001 will expire on November 29, 2011. Although we expect that licences will be renewed when they expire, there is no assurance that this will happen. In addition, Industry Canada can revoke a company’s licence at any time if the company does not comply with its terms.

     In December 2002, Industry Canada initiated a cellular and PCS licensing and fees consultation. Industry Canada has proposed a new cellular and PCS fee structure that, while implemented over several years, could significantly increase our licence fees if it is implemented as proposed.

     In October 2001, the Minister of Industry announced his intention to initiate a national review of Industry Canada’s procedures surrounding the approval and placement of wireless and radio towers throughout Canada. The review will include the role of municipal authorities in the approval process. There is a risk that if municipal involvement increases in the process for approval of new towers, it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of all of Canada’s wireless carriers, including us.

Bankruptcy proceedings at Teleglobe

On September 19, 2002, Teleglobe, which had previously started bankruptcy proceedings to get protection from its creditors in Canada and in other jurisdictions, announced an agreement to sell its core telecommunications business.

     Under court orders, contracts between Teleglobe and Bell Canada and some of its subsidiaries will be assigned on substantially the same terms to the buyers on the day the sale closes. If the sale is not completed, Teleglobe’s business could be shut down and its remaining assets liquidated. If this happens, we will have to transfer our traffic to other carriers. While we will do our best to protect our customers, they could experience temporary service disruptions or a lower quality of service if there are delays in completing the transfer.

Attracting and retaining skilled people

Our success depends in large part on our ability to attract and retain highly skilled people. The loss of key people could materially hurt our businesses and operating results.

Protecting our networks

Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events. Any of these events could cause our operations to be shut down indefinitely.

Renegotiating labour agreements

Many of our employees are represented by unions and covered by collective bargaining agreements.

     Several of our collective bargaining agreements expire in 2003 or have already expired. These agreements, which cover approximately 14,900 employees, are the following:

•	the collective agreements between Bell Canada and the Energy and Paperworkers Union of Canada (CEP) representing approximately 400 operator services employees and approximately 7,000 craft and services employees which expire at the end of November 2003

•	the collective agreement between Bell Canada and the CTEA representing approximately 1,100 communications sales employees which expires on December 31, 2003

•	several collective agreements between certain other Bell Canada companies (including Aliant, Expertech Network Installation Inc. and Connexim L.P.) and their respective employees, representing approximately 6,400 employees.

     Renegotiating collective agreements could result in higher labour costs or work disruptions. Difficulties in renegotiations or other labour unrest could hurt our businesses, operating results and financial condition.

Increased accidents from using cell phones

Media reports have suggested that using handheld cell phones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cell phones while driving, as it has in Newfoundland and Labrador and several U.S. states. If this happens, cell phone use in vehicles would likely decline, which would negatively affect us and other wireless service providers.

Spectrum licences

Spectrum licences allow companies to use specified frequencies to operate wireless telephone equipment in Canada.

     The Minister of Industry issues spectrum licences at his or her discretion under the Radiocommunication Act. Licences can be awarded through competitive bid, public auction or other ways.

Bell Canada   17   2002 Financial Information

Management’s Discussion and Analysis

Health concerns about radio frequency emissions

Media reports have suggested that some radio frequency emissions from cell phones may be linked to medical conditions such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices.

     The findings of these kinds of studies could lead to government regulation, which could have a material and negative effect on our business. Actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing available to the wireless communications industry, all of which would have a negative effect on us and other wireless service providers.

Pension fund contributions

Most of our pension plans currently have pension fund surpluses. As a result, we have not had to make regular contributions to the pension funds in the past years. It also means that we have qualified for pension credits, which have had a positive effect on our net earnings.

     The recent decline in the capital markets, combined with historically low interest rates, has significantly reduced the pension fund surpluses and the pension credits. This has negatively affected our net earnings.

     If these conditions continue, the surpluses could continue to decline and could eventually be eliminated. If this happens, we might have to recognize increased pension expenses and also start contributing or increase our contributions to the pension funds. This would have a material and negative effect on our net earnings. For more details, refer to the discussion in this MD&A under Financial Results Analysis — Below EBITDA Income and Expenses - Net benefit plans credit.

Bell ExpressVu

Bell ExpressVu continues to face competition from unregulated U.S. DTH services that are illegally sold in Canada. In response, it has initiated or is participating in several legal actions that are challenging the sale of U.S. DTH equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.

     Bell ExpressVu currently uses two satellites for its DTH services, Nimiq 1 and Nimiq 2, which are operated by Telesat. On February 20, 2003, Telesat’s Nimiq 2 satellite experienced a malfunction affecting the available power on the satellite. Telesat is working with the Nimiq 2 satellite manufacturer, Lockheed Martin, to understand the cause of the anomaly and determine the next steps to be taken.

     Satellites are subject to significant risks. Any loss, manufacturing defects, damage or destruction of the satellites used by Bell ExpressVu could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.

     Bell ExpressVu is subject to programming and carriage requirements under its CRTC licence. Changes to the regulations that govern broadcasting or to its licence could negatively affect Bell ExpressVu’s competitive position or its costs of providing services. Bell ExpressVu’s existing DTH Distribution undertaking licence is scheduled for renewal in August 2003. Although we expect that this licence will be renewed when it expires, there is no assurance that this will happen.

     Finally, Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu may reduce these losses by taking numerous actions including legal action, investigations, implementing electronic counter-measures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase its capital and operating expenses.

OUR ACCOUNTING POLICIES

We have prepared our consolidated financial statements according to Canadian GAAP.

     This section discusses key estimates and assumptions that management has made under these principles and how they affect the amounts reported in the financial statements and notes.

     It also describes changes to accounting standards that affect how we account for and report certain items in our financial statements.

     Please see Note 1 to the consolidated financial statements, Significant accounting policies, for more information about the accounting principles we use to prepare our financial statements.

KEY ESTIMATES AND ASSUMPTIONS

Under Canadian GAAP, we are required to make estimates and assumptions when we account for and report assets, liabilities, revenue and expenses and disclose contingent assets and liabilities in our financial statements. We are also required to constantly evaluate the estimates and assumptions we use.

     We base our estimates and assumptions on past experience and other factors that we believe are reasonable under the circumstances. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

     We consider the estimates and assumptions described in this section to be an important part of understanding our financial statements because they rely heavily on management’s judgment and are based on factors that are inherently uncertain.

     Our senior management has discussed the development and selection of these key estimates and assumptions with the Audit Committee of the Board of Directors. The Audit Committee has reviewed the disclosures described in this section.

Employee benefit plans

We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for most of our employees.

     The amounts reported in the financial statements relating to pension, other retirement and post-employment benefits are determined using actuarial calculations that are based on several assumptions.

     We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, healthcare cost trend and expected average remaining years of service of employees.

Churn rate

The rate at which existing subscribers cancel their services is called churn.

Surplus

A pension fund has a surplus when the value of its assets is more than the amount needed to pay accrued pension benefits to pensioners and active employees.

Bell Canada   18   2002 Financial Information

Management’s Discussion and Analysis

     While we believe that these assumptions are appropriate, differences in actual results or changes in assumptions could affect employee benefit obligations and future credit or expense.

     We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.

     The two most significant assumptions used to calculate the net employee benefit plans credit or expense are:

•	the discount rate

•	the expected long-term rate of return on plan assets.

DISCOUNT RATE

The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is usually based on the yield on long-term high-quality corporate fixed-income investments.

     We determine the appropriate discount rate at the end of every year. Our discount rate was 6.5% at December 31, 2002, unchanged from 2001. Changes in the discount rate do not have a significant effect on our earnings. They do, however, have a significant effect on the projected benefit obligation. A lower discount rate results in a higher obligation which could, at some level, require us to make contributions to the plan.

EXPECTED LONG-TERM RATE OF RETURN

In 2002, we assumed an expected long-term rate of return on plan assets of 8.3%. The actual rate of return has been substantially more than 8.3% on average over the long term. In the past two years, however, it has been substantially less than 8.3%.

     We have lowered our assumption to a rate of return of 7.5% for 2003, because we expect lower long-term rates of return in the financial markets. We expect this to reduce pre-tax earnings by about $80 million.

Allowances for doubtful accounts

We maintain allowances for losses that we expect will result from customers who do not make their required payments.

     We estimate the allowances based on the likelihood of recovering our accounts receivable. This is based on past experience, taking into account current and expected collection trends.

     If economic conditions or specific industry trends become worse than we have anticipated, we will increase our allowances for doubtful accounts by recording an additional expense.

Useful life of long-lived assets

The estimated useful life of long-lived assets is used to determine amortization expense.

     We estimate an asset’s estimated useful life when we acquire the asset. We base our estimate on past experience with similar assets, taking into account expected technological or other changes.

     If technological changes happen more quickly or in a different way than we have anticipated, we might have to shorten the asset’s useful life. This could result in:

•	a higher amortization expense in future periods

•	an impairment charge to reflect the write-down in value of the asset.

Impairment

We assess the impairment of long-lived assets when events or changes in circumstances indicate that we may not be able to recover their carrying value.

     We assess the impairment of goodwill and intangible assets with indefinite lives each year and when events or changes in circumstances indicate that goodwill might be impaired. We usually measure impairment using a projected discounted cash flow method. If the asset’s carrying value is more than its fair value, we record the difference as an impairment charge.

     We believe that our estimates of future cash flows and fair value are reasonable. The assumptions we have used are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control. As a result, the amounts reported for these items could be different if we used different assumptions or if conditions change in the future.

     We cannot predict whether an event that triggers an impairment will occur, when it will occur or how it will affect the asset values we have reported.

Legal contingencies

We become involved in various litigation and regulatory matters as a regular part of our business. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.

     We accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on available information.

     We estimate the amount of the loss by consulting with the outside legal counsel who is handling our defence. This involves analysing potential outcomes and assuming various litigation and settlement strategies.

     If the resolution of a legal or regulatory matter results in a judgment against Bell Canada or the payment of a large settlement by Bell Canada, it could have a significant and adverse effect on our results of operations, cash flows and financial position in the period that the judgment or settlement occurs.

Restructuring and other charges

We are required to develop formal plans for exiting businesses and activities as part of the restructuring initiatives we have been carrying out for the past several years.

     These plans require significant estimates of the salvage value of assets that are made redundant or obsolete. We are also required to report estimated expenses for severance and other employee costs, lease cancellation and other exit costs.

     Because exiting a business or activity is a complex process that can take several months to complete, it involves periodically reassessing estimates that were made when the original decision to exit the business or activity was made. In addition, we constantly evaluate whether the estimates of the remaining liabilities under our restructuring program are adequate.

     As a result, we may have to change previously reported estimates when the payments are made or the activities are completed. There may also be additional charges for new restructuring initiatives.

Bell Canada   19   2002 Financial Information

Management’s Discussion and Analysis

Alternative acceptable accounting policies

Generally accepted accounting principles permit, in certain circumstances, alternative acceptable accounting policies. Two areas where we have made a choice are (1) the accounting for customer acquisition costs in our wireless and satellite television businesses and (2) the accounting for stock-based compensation cost.

Accounting for customer acquisition costs

We defer and amortize these costs over the life of the customer contract in the case of the wireless business and over three years in the case of the satellite television business. The alternative method would have been to expense these costs as they are incurred. We have selected to defer and amortize these costs because we believe it provides for a better matching of the costs with the future revenue stream being generated by providing monthly services to the customer.

Accounting for stock-based compensation cost

We account for employee stock options by using the compensation costs of options (the amount that the quoted market price at the date of grant of BCE’s common shares exceeds the amount an employee must pay to buy the common shares). The alternative method would have been to use the fair value based method of accounting using an option pricing model such as Black-Scholes. While we acknowledge that stock options represent a form of compensation, we elected to use the compensation costs of option method for 2002 to maintain comparability to other companies. In response to demands from the financial community and the fact that accounting standard setters in Canada and the United States are moving towards the adoption of mandatory fair value accounting, effective January 1, 2003, we have adopted the fair value-based method of accounting.

CHANGES TO ACCOUNTING STANDARDS

This section tells you about changes to the accounting standards and how they affect our financial statements.

Business combinations

The CICA issued a new section in the CICA Handbook, section 1581, Business Combinations, which came into effect July 1, 2001. It requires us to use the purchase method to account for all business combinations.

     Under the purchase method, the assets, liabilities, earnings and cash flows from an acquired business are recorded from the date of acquisition.

Goodwill and other intangible assets

The CICA issued a new Handbook section in the CICA Handbook, section 3062, Goodwill and Other Intangible Assets, which came into effect on January 1, 2002.

     This section requires that goodwill and intangible assets with an indefinite life:

•	no longer be amortized to earnings

•	be assessed for impairment each year according to the new standards. This included a transitional test that required any impairment to be charged to opening retained earnings in the year of adoption.

     As a result, we allocated our existing goodwill to our reporting unit. We also conducted a quantitative assessment of how the transitional test would affect our financial statements.

     Under the transitional provisions, no impairment charge was required as of January 1, 2002.

Foreign currency translation

Effective January 1, 2002, we adopted the revised recommendations in section 1650 of the CICA Handbook, Foreign Currency Translation. These standards require us to include all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies in earnings for the year. This includes gains and losses on long-term monetary assets and liabilities, such as long-term debt, which we previously deferred and amortized on a straight-line basis over the remaining lives of the related items.

     We applied the recommendations retroactively and restated prior periods. On January 1, 2002, this resulted in:

•	a decrease of $131 million in other long-term assets

•	a decrease of $23 million in future income tax liabilities

•	a decrease of $108 million in retained earnings.

About the CICA

The Canadian Institute of Chartered Accountants (CICA) conducts research into current business issues and sets accounting and assurance standards for business, not-for-profit organizations and government.

     It issues guidance on control and governance, publishes professional literature, develops continuing education programs and represents the Canadian accounting profession nationally and internationally.

Bell Canada   20   2002 Financial Information

Management’s Discussion and Analysis

Stock-based compensation and other stock-based payments

Effective January 1, 2002, we adopted the new recommendations in section 3870 of the CICA Handbook, Stock-based compensation and other stock-based payments.

     This section sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require us to use a fair value-based method for:

•	all stock-based awards to non-employees

•	direct awards of stock and stock appreciation rights to employees

•	awards to employees that are settled in cash or other assets.

     The standards also encourage companies to use a fair value-based method for all other awards granted to employees.

     Upon adoption, we elected to account for employee stock options by measuring the compensation cost of the options. This is the amount that the quoted market price of BCE common shares on the date of the grant exceeds the amount an employee must pay to buy the common shares.

     In December 2002, we announced that effective January 1, 2003, we will account for employee stock options by measuring the compensation cost for options granted on or after January 1, 2002 under the fair value-based method of accounting, using a Black-Scholes option pricing model. As a result of applying this new accounting policy, we expect to record additional operating expenses of approximately $17 million to $21 million in 2003.

Impairment of long-lived assets

The CICA recently issued a new section in the CICA Handbook, section 3063, Impairment of long-lived assets. It provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in section 3061 of the CICA Handbook, Property, plant and equipment.

     The new section requires us to recognize an impairment loss for a long-lived asset to be held and used when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is the amount that the carrying value of the asset exceeds its fair value.

     This section comes into effect in 2004 for Bell Canada, but the CICA encourages companies to start using the new standards before then. We do not expect that adopting these standards will affect our consolidated financial statements.

Disposal of long-lived assets and discontinued operations

The CICA recently issued a new section in its Handbook, section 3475, Disposal of long-lived assets and discontinued operations. It provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in section 3061, Property, plant and equipment, and section 3475, Discontinued operations.

     The new section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at fair value less disposal costs.

     It also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets.

     This section comes into effect for disposal activities started on or after May 1, 2003, but the CICA encourages companies to start using the new standard before then. We do not expect that adopting these standard will affect our consolidated financial statements.

Disclosure of guarantees

In February 2003, the CICA issued Accounting Guideline 14 (AcG-14), Disclosure of guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. Although the disclosure requirements of this guideline have been mostly harmonized with similar guidance in the United States, unlike the U.S. standard, this guideline does not require the fair value recognition of guarantees on the balance sheet and does not extend to product warranties. This guideline will come into effect for our first quarter of 2003. Please see Note 21, to the consolidated financial statements for more information on guarantees.

Consolidation of special purpose entities

In August 2002, the CICA issued a draft accounting guideline titled Consolidation of special purpose entities. The final guideline is expected to be consistent, in all material respects, with the recently issued U.S. standard, although the implementation date has not yet been determined. We are currently evaluating the impact of this draft guideline on our consolidated financial statements.

Asset retirement obligations

The CICA recently approved the issuance of a new section in the CICA Handbook, section 3310, Asset retirement obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. This section comes into effect for us in 2004. We are currently evaluating the impact of this standard on our consolidated financial statements.

Bell Canada   21   2002 Financial Information

Management’s Discussion and Analysis

OPERATIONAL HIGHLIGHTS

December 31	2002	2001	2000

Local and access
Network access services (thousands of lines in service)	11,633	11,769	11,791

Long Distance
Conversation minutes (millions)	15,368	14,704	14,601
Average revenue per minute (cents)	13	14	15

Wireless
Cellular & PCS subscribers (thousands)	3,368	2,982	2,381
Cellular & PCS net activations (thousands)	386	601	503
Average revenue per unit ($/month)	47	46	46

Data
Equivalent access lines - Bell Canada only (thousands) Digital equivalent(1) access lines	3,683	3,713	N/A
Broadband equivalent(2) access lines	12,568	9,109	N/A
DSL high-speed Internet subscribers (thousands)	1,014	689	300
DSL high-speed Internet net activations (thousands)	325	389	249

(1)	Digital equivalent access lines are derived by converting lower capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines.

(2)	Broadband equivalent access lines are derived by converting higher capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

Bell Canada   22   2002 Financial Information

Management’s Discussion and Analysis

SUPPLEMENTARY FINANCIAL INFORMATION

ANNUAL FINANCIAL INFORMATION

For the year ended December 31 (unaudited)	2002	2001(1)	2000(1)	1999(1)	1998(1)	1997(1)

Statements of operations data ($ millions)
Total operating revenues	14,403	14,265	13,230	12,583	12,405	12,309
EBITDA(i)	6,481	6,077	5,775	5,399	5,424	5,352
Operating income	3,455	2,960	3,546	2,896	2,498	2,677
Earnings from continuing operations	1,504	1,590	1,544	1,362	1,069	901
Discontinued operations (net of tax)	—	—	(99)	—	—	—
Net earnings applicable to common shares before extraordinary item	1,388	1,455	1,306	1,295	1,036	865
Extraordinary item (net of tax)	—	(70)	—	—	—	(2,870)
Net earnings (loss) applicable to common shares	1,388	1,385	1,306	1,295	1,036	(2,005)
Dividends on common shares	1,769	1,157	1,085	868	765	764

Balance sheets data ($ millions)
Total assets	29,527	24,529	22,728	21,742	19,478	18,382
Long-term debt (including current portion)	12,184	10,237	8,955	8,531	10,840	10,439
Retractable preferred shares	—	—	6	116	128	129
Preferred shares	1,100	1,100	735	630	630	630
Equity-settled notes	2,068	2,068	2,493	2,493	923	832
Common shareholders’ equity	5,388	5,647	5,417	5,483	2,007	1,713
Capital expenditures	2,927	4,099	2,852	2,499	2,629	2,252

Other data
Network access services (ii) (thousands)	11,633	11,769	11,791	11,564	11,543	11,210
Conversation minutes (millions)	15,368	14,704	14,601	13,830	11,664	10,703
Number of employees (as at December 31)	54,258	43,724	45,073	43,995	46,031	46,719
Salaries and wages (excl. workforce reduction costs) ($ millions)	2,460	2,478	2,390	2,391	2,459	2,555

QUARTERLY FINANCIAL INFORMATION

unaudited	4th Quarter		3rd Quarter		2nd Quarter		1st Quarter

($ millions)	2002	2001(1)	2002	2001(1)	2002	2001(1)	2002	2001(1)

Total operating revenues	3,748	3,798	3,551	3,620	3,587	3,487	3,517	3,360
Operating income	689	328	1,046	1,036	722	917	998	679
Earnings (loss) before extraordinary item	1,472	6	507	446	(971)	500	496	638
Extraordinary item (net of tax)	—	(70)	—	—	—	—	—	—
Net earnings (loss)	1,472	(64)	507	446	(971)	500	496	638
Net earnings (loss) applicable to common shares	1,443	(97)	478	410	(1,000)	466	467	606
EBITDA(i)	1,584	1,506	1,701	1,605	1,629	1,501	1,567	1,465

(1)	Please see Note 1 to the consolidated financial statements, “Significant accounting policies”, for the basis of presentation.

(i)	Earnings before interest expense, income taxes, amortization and excluding net benefit plans credit and restructuring and other charges. EBITDA does not have a standardized meaning provided by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers. Bell Canada uses EBITDA to assess its operating performance.

(ii)	Network access services represents, at December 31, approximately the number of lines in service.

Bell Canada   23   2002 Financial Information

Management’s report

This section of our financial information contains the consolidated financial statements of Bell Canada. Bell Canada consists of many businesses, including subsidiaries, joint ventures and investments in significantly influenced companies. We present the financial information for all these holdings as one “consolidated” company.

These financial statements form the basis of this financial information.

The financial statements, and all of the information in this financial information, are the responsibility of the management of Bell Canada and have been approved by the Board of Directors. Deloitte & Touche LLP, Chartered Accountants, the shareholders’ auditors, have audited the financial statements.

Management has prepared the financial statements in accordance with Canadian generally accepted accounting principles (GAAP). Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present Bell Canada’s consolidated financial position, results of operations and cash flows.

To ensure the accuracy and completeness of the financial statements, management has a system of internal controls, which is supported by an internal audit group that reports to the Audit Committee, and includes communication to employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.

The Board of Directors has appointed an Audit Committee, made up of outside, unrelated directors. The Audit Committee’s responsibilities include reviewing the financial statements and other information in this financial information, and recommending them to the Board of Directors for approval. The internal auditors and the shareholders’ auditors have free and independent access to the Audit Committee.

(signed) Michael J. Sabia	(signed) Patrick Pichette
Chief Executive Officer	Chief Financial Officer

February 26, 2003

Auditors’ report

To the shareholders of Bell Canada:

We have audited the consolidated balance sheets of Bell Canada as at December 31, 2002 and 2001, and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of Bell Canada’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance that the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Bell Canada as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) DELOITTE & TOUCHE LLP
Chartered Accountants

Montreal, Canada
February 26, 2003

Bell Canada   24   2002 Financial Information

Consolidated financial statements — Bell Canada

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31 ($ millions)	Notes	2002	2001

Operating revenues
Local and access		5,532	5,731
Long distance		2,266	2,328
Wireless		1,880	1,589
Data		3,494	3,182
Terminal sales, directory advertising and other		1,231	1,435

Total operating revenues		14,403	14,265

Operating expenses		7,922	8,188
Amortization expense		2,401	2,391
Net benefit plans credit		(50)	(138)
Restructuring and other charges	(Note 4)	675	864

Total operating expenses		10,948	11,305

Operating income		3,455	2,960
Other income	(Note 5)	1,268	335
Interest expense	(Note 6)	839	798

Earnings before income taxes and non-controlling interest		3,884	2,497
Income taxes	(Note 7)	1,102	893
Non-controlling interest		1,278	14

Earnings before extraordinary item		1,504	1,590
Extraordinary item	(Note 8)	—	(70)

Net earnings		1,504	1,520
Dividends on preferred shares		(63)	(55)
Interest on equity-settled notes		(53)	(80)

Net earnings applicable to common shares		1,388	1,385

The following is a reconciliation of net earnings to reflect the comparative impact of no longer amortizing goodwill and indefinite-life intangible assets effective January 1, 2002:	(Note 1)
Adjusted net earnings
Net earnings, as reported		1,504	1,520
Amortization expense on goodwill and indefinite-life intangible assets		—	39

Net earnings, adjusted		1,504	1,559

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	For the year ended December 31 ($ millions)	Notes	2002	2001

	Balance at beginning of year, as previously reported		709	454
	Adjustment for change in accounting policy	(Note 1)	(108)	(78)

	Balance at beginning of year, as restated		601	376
	Net earnings		1,504	1,520
Dividends	— Preferred shares		(63)	(55)
	— Common shares		(1,769)	(1,157)
	Interest on equity-settled notes		(53)	(80)
	Other		(3)	(3)

	Balance at end of year		217	601

Please read the notes starting on page 28. They are an important part of these consolidated financial statements.

Bell Canada   25   2002 Financial Information

Consolidated financial statements — Bell Canada

CONSOLIDATED BALANCE SHEETS

At December 31 ($ millions)	Notes	2002	2001

ASSETS
Current assets
Cash and cash equivalents		1,049	—
Notes receivable from related parties		270	—
Accounts receivable (net of allowance for doubtful accounts of $184 million and $89 million for 2002 and 2001, respectively)		2,094	2,150
Other current assets		608	590

Total current assets		4,021	2,740
Capital assets	(Note 9)	18,892	14,847
Other long-term assets	(Note 10)	3,965	4,907
Indefinite-life intangible assets	(Note 11)	772	756
Goodwill	(Note 12)	1,877	1,279

Total assets		29,527	24,529

LIABILITIES
Current liabilities
Bank indebtedness		—	228
Accounts payable and accrued liabilities		3,269	2,773
Note payable to BCH	(Note 13)	975	—
Debt due within one year	(Note 13)	1,906	1,669

Total current liabilities		6,150	4,670
Long-term debt	(Note 14)	10,501	9,041
Other long-term liabilities	(Note 15)	2,247	1,858

Total liabilities		18,898	15,569

Non-controlling interest		2,073	145

Commitments and contingencies	(Note 21)

SHAREHOLDERS’ EQUITY
Preferred shares	(Note 17)	1,100	1,100

Equity-settled notes	(Note 17)	2,068	2,068

Common shareholders’ equity
Common shares	(Note 17)	4,264	4,673
Contributed surplus	(Note 17)	902	367
Retained earnings		217	601
Currency translation adjustment		5	6

Total common shareholders’ equity		5,388	5,647

Total shareholders’ equity		8,556	8,815

Total liabilities and shareholders’ equity		29,527	24,529

Please read the notes starting on page 28. They are an important part of these consolidated financial statements.

On behalf of the Board of Directors:

(signed)	(signed)
Thomas E. Kierans, Director	J. Edward Newall, Director

Bell Canada   26   2002 Financial Information

Consolidated financial statements — Bell Canada

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31 ($ millions)	Notes	2002	2001

Cash flows from operating activities
Net earnings		1,504	1,520
Adjustments to reconcile earnings to cash flows from operating activities:
Extraordinary item, net of tax		—	70
Amortization expense		2,401	2,391
Restructuring and other charges		613	804
Net gains on investments		(1,282)	(406)
Future income taxes		305	(73)
Non-controlling interest		1,278	14
Other items		(93)	(324)
Changes in non-cash working capital components		(168)	(40)

		4,558	3,956

Cash flows from investing activities
Capital expenditures		(2,927)	(4,099)
Investments		(90)	(230)
Divestitures		3,056	510
Impact of consolidating previously equity accounted investments		272	—
Notes receivable from related parties		(270)	—
Other items		(8)	(13)

		33	(3,832)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances		587	(30)
Issue of long-term debt		1,444	1,864
Repayment of long-term debt		(1,501)	(754)
Contribution of capital		296	—
Distribution of capital		(975)	—
Issue of preferred shares		—	695
Redemption of preferred shares		—	(335)
Dividends paid on common and preferred shares		(1,770)	(1,162)
Issue of common shares/partnership units by subsidiary to non-controlling interest/BCE		93	8
Distributions paid by subsidiary to BCE		(1,396)	—
Dividends/distributions paid by subsidiaries to non-controlling interest		(29)	—
Repayment of equity-settled note		—	(425)
Interest paid on equity-settled notes		(84)	(87)
Other items		21	80

		(3,314)	(146)

Net increase (decrease) in cash and cash equivalents		1,277	(22)
Bank indebtedness at beginning of year		(228)	(206)

Cash and cash equivalents (bank indebtedness) at end of year	(Note 22)	1,049	(228)

Please read the notes starting on page 28. They are an important part of these consolidated financial statements.

Bell Canada   27   2002 Financial Information

Notes to the consolidated financial statements — Bell Canada

All amounts are in millions of Canadian dollars, except where noted.

1. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING PRINCIPLES

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP). We consolidate the financial statements of all companies we control, and we proportionately consolidate our share in joint venture interests. All transactions and balances between these companies have been eliminated on consolidation.

     We have reclassified some of the figures for previous years in the consolidated financial statements to make them consistent with the presentation in the current year.

The principal companies that we control and consolidate are:

•	Bell Mobility Inc. (Bell Mobility)

•	BCE Nexxia Inc. (carrying on business in Canada under the name Bell Nexxia)

•	Bell Distribution Inc.

•	Certen Inc.

•	Bell Nordiq Group Inc. (Bell Nordiq) (formerly Télébec Limited and Northern Telephone Limited)

•	Bell West Inc. (Bell West)

•	Northwestel Inc.

•	Connexim Inc.

•	Expertech Network Installation Inc.

•	Aliant Inc. (Aliant) — as of December 31, 2002 — see Note 3, Business acquisitions and dispositions

•	Bell ExpressVu Limited Partnership (Bell ExpressVu) — as of December 31, 2002 — see Note 3, Business acquisitions and dispositions.

ACCOUNTING FOR INVESTMENTS

We use different methods to account for investments that are neither consolidated nor proportionately consolidated in our financial statements:

•	the equity method for companies that we can significantly influence

•	the cost method for our investments in other companies.

The principal companies that we significantly influence are:

•	Manitoba Telecom Services Inc. (MTS)

•	Entourage Inc. (Entourage)

•	BCE Nexxia Corporation (Nexxia U.S.)

•	Fiberco Telecommunications Corporation.

     We include investments in Other long-term assets on the balance sheet. Earnings from investments are included in Other income in the statements of operations.

     We expense declines in the market values of our investments when management considers them to be other than temporary.

USING ESTIMATES

When preparing financial statements in accordance with GAAP, management makes estimates and assumptions relating to:

•	reported amounts of revenues and expenses

•	reported amounts of assets and liabilities

•	disclosure of contingent assets and liabilities.

Actual results could be different from these estimates.

RECOGNIZING REVENUE

We recognize operating revenues when they are earned, specifically when:

•	services are provided

•	products are delivered to customers

•	persuasive evidence of an arrangement exists

•	amounts are fixed or determinable

•	collectibility is reasonably assured.

In particular, we recognize:

•	fees for long distance and wireless services, and other fees, such as network access fees, licence fees, maintenance fees and standby fees, when we provide the services or over the term of the contract

•	subscriber revenue when customers receive the service

•	advertising revenue when advertisements are printed and distributed

•	revenues from the sale of equipment when the equipment is delivered to customers and accepted.

     For transactions involving multiple elements, revenue is allocated based on relative fair values.

     For arrangements in which subcontractors perform services for customers, we recognize revenue based on the amounts billed to the customers when we act as the principal in the arrangement. Otherwise, we record the net amount that we keep.

     Accruals for sales returns are recorded when revenues are recognized and are based on past experience.

     We defer payments we receive in advance until we provide the service or deliver the product to customers.

CASH AND CASH EQUIVALENTS

We classify all highly liquid investments with short-term maturities as cash and cash equivalents.

Equity method

An investment is initially recorded at cost, and adjustments are made to include our share of the investment’s net earnings or losses. These adjustments are included in the calculation of our net earnings. The amount of our investment is reduced by the amount of dividends we have received or have been declared and are due to be received.

Cost method

The investment is recorded at cost. Dividends received or receivable from the investment are included in the calculation of our net earnings.

Bell Canada   28   2002 Financial Information

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

SALES OF ACCOUNTS RECEIVABLE

Effective July 1, 2001, we adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 12, Transfers of Receivables. This guideline covers the requirements for transferring and servicing receivables. Please see Note 16, Financial instruments, for more information.

     We consider a transfer of accounts receivable to be a sale when we give up control over the accounts receivable in exchange for proceeds from a trust (other than our beneficial interest in such accounts receivable).

     We recognize gains or losses on this type of transaction as Other income or expense. The gains or losses partly depend on the previous carrying amount of the accounts receivable transferred. We allocate this amount to accounts receivable sold or our retained interest according to their relative fair values on the day the transfer is made.

     We determine fair value based on the present value of future expected cash flows. Cash flows are projected using management’s best estimates of key assumptions, such as discount rates, weighted average life of accounts receivable and credit loss ratios.

     The accounts receivable are transferred on a fully-serviced basis. As a result, we:

•	recognize a servicing liability on the date the accounts receivable are transferred to the trust

•	amortize this liability to earnings over the expected life of the transferred accounts receivable.

CAPITAL ASSETS

We carry capital assets at cost less accumulated amortization. In general, we use the straight-line method to amortize capital assets. Most of our capital assets are amortized using composite group depreciation methodology. When we retire a portion of these assets in the ordinary course of business, we charge their original cost to accumulated amortization and no gain or loss is recognized on their dispositions. We base the amortization rates on the estimated useful life of the asset:

Estimated useful life

Telecommunications assets	10 to 25 years
Machinery and equipment	2 to 20 years
Buildings	10 to 40 years
Finite-life intangible assets	3 years

     Each year, we review the estimate of the useful life of the assets. Software is our only significant finite life intangible asset.

     We assess the impairment of capital assets when events or changes in circumstances indicate that we may not be able to recover their carrying value. We calculate the impairment by deducting the net recoverable amount of the assets (based on estimates of undiscounted future cash flows) from their carrying value. This amount is deducted from earnings.

SUBSCRIBER ACQUISITION COSTS

The costs of acquiring subscribers are classified in assets as short or long term, as appropriate. We account for these costs as follows:

•	we defer and amortize the costs of acquiring Direct-to-Home (DTH) satellite service subscribers into earnings over three years

•	we defer and amortize the costs of acquiring wireless subscribers into earnings over the terms of the contracts. The terms are normally up to 24 months

•	we expense all other subscriber acquisition costs as they are incurred.

The costs we defer and amortize consist mainly of hardware subsidies.

ISSUING DEBT

The costs of issuing debt are recorded as an increase in other long-term assets and are amortized on a straight-line basis over the term of the related debt.

INDEFINITE LIFE INTANGIBLE ASSETS

Effective January 1, 2002, we no longer amortize indefinite-life intangible assets. Spectrum licences are our only significant intangible assets with an indefinite useful life.

     We assess the impairment of these assets each year and when events or changes in circumstances indicate that assets might be impaired. We calculate the impairment by deducting the fair value of the asset (based on estimates of discounted future cash flows) from its carrying value. This amount is deducted from earnings.

GOODWILL

Effective January 1, 2002, we no longer amortize goodwill. Instead, we are required to assess the impairment of goodwill of our reporting unit each year and when events or changes in circumstances indicate that goodwill might be impaired. Please see Note 1, Significant accounting policies — Recent changes to accounting standards, for more information.

We assess impairment of goodwill in two steps:

•	we identify a potential impairment by comparing the fair value (based on estimates of discounted future cash flows or other valuation methods) of our reporting unit to its carrying value. When the fair value of the reporting unit is less than its carrying value, we allocate the fair value of the reporting unit to all of its assets and liabilities, based on their fair values. The amount by which the fair value of the reporting unit exceeds the amounts assigned to its assets and liabilities is the fair value of goodwill.

•	we determine if there is an impairment by comparing the fair value of goodwill to its carrying value. Any excess is deducted from earnings.

Goodwill

Goodwill is created when we acquire businesses. It is calculated by deducting the fair value of the net identifiable assets acquired from the cost of the investment. Goodwill represents the value of factors that are expected to contribute to a greater earnings power, such as a good reputation, customer loyalty or intellectual capital.

Bell Canada   29   2002 Financial Information

Notes to the consolidated financial statements — Bell Canada (continued)

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

TRANSLATION OF FOREIGN CURRENCIES

The way we account for a foreign operation depends on whether the operation is self-sustaining or integrated. Self-sustaining foreign operations are largely independent of the parent company. Integrated foreign operations depend on the parent company to finance or run their operations.

Self-sustaining foreign operations

For self-sustaining foreign operations, we use:

•     the exchange rates in effect on the date of the balance sheet for assets and liabilities

•     the average exchange rates during the year for revenues and expenses.

     Translation exchange gains and losses are reflected as a currency translation adjustment in shareholders’ equity. When we reduce our net investment in a self-sustaining foreign operation, we recognize an appropriate portion of the currency translation adjustment in earnings.

Integrated foreign operations

For integrated foreign operations, we use:

•	the exchange rates on the date of the balance sheet for monetary assets and liabilities (for example, cash, accounts receivable and payable, and long-term debt)

•	the historical exchange rates for non-monetary assets and liabilities (for example, capital assets)

•	the average exchange rates during the year for revenues and expenses.

Translation exchange gains and losses are reflected in earnings.

Domestic transactions and balances in foreign currencies

For domestic transactions made in foreign currencies, we use:

•	the exchange rates on the date of the balance sheet for monetary assets and liabilities

•	the average exchange rates during the year for revenues and expenses.

Translation exchange gains and losses are reflected in earnings.

DERIVATIVE FINANCIAL INSTRUMENTS

We use various derivative financial instruments to hedge against:

•	interest rate risk

•	foreign exchange rate risk

•	movements in BCE Inc. (BCE) common share price and the impact on equity price risk related to special compensation payments (SCPs).

     We expect that the derivatives we use will generate sufficient cash flows, gains or losses to offset these risks. We do not use derivative financial instruments to speculate.

     We describe the derivatives we use and how we account for them below. Please see Note 16, Financial instruments, for more information about derivatives. Please see Note 18, Stock-based compensation plans, for more information about SCPs.

     We formally document all relationships between hedging instruments and hedged items, and our risk management objective and strategy for using various hedges. This process includes linking all derivatives to:

•	specific assets and liabilities on the balance sheet, or

•	specific firm commitments, or

•	forecasted transactions.

     We formally assess how effective derivatives are in managing risk when the hedge is put in place and on an ongoing basis.

     We follow these policies when accounting for derivatives:

•	deferred gains or losses relating to derivatives that qualify for hedge accounting are recognized in earnings when the hedged item or anticipated transaction is ended early or sold

•	gains and losses related to hedges of anticipated transactions are recognized in earnings or are recorded as adjustments of carrying values when the hedged transaction occurs

•	derivatives that are economic hedges, and do not qualify for hedge accounting, are recognized at fair value. We record the change in fair value through earnings

•	any premiums paid for financial instrument contracts are deferred and expensed to earnings over the period of the contract.

     The following is a description of our policies for specific types of derivatives.

Interest rate swap agreements

We use interest rate swap agreements to help manage the fixed and floating interest rate mix of our total debt portfolio.

     These agreements often involve exchanging payments without exchanging the notional principal amount that the payments are based on. We record the exchange of payments as an adjustment of interest expense on the hedged debt. We include the related amount payable or receivable from counterparties as an adjustment to accrued assets or liabilities.

Foreign currency swap agreements

We use foreign currency swap agreements to manage the exchange rate exposure of some of our debt that is denominated in foreign currencies.

     We designate these agreements as hedges of firm commitments to pay interest and principal on the foreign currency risk. We recognize gains and losses on these contracts the same way we recognize the gains and losses on the hedged item.

Forward contracts

We use forward contracts to manage equity price risk exposure related to SCPs. We recognize gains and losses on these contracts the same way we recognize the gains and losses on the hedged item. Unrealized gains or losses are included in other assets or liabilities.

Bell Canada   30   2002 Financial Information

Notes to the consolidated financial statements — Bell Canada (continued)

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

EMPLOYEE BENEFIT PLANS

We maintain non-contributory defined benefit plans. These plans provide for pensions for almost all of our employees. The benefits are based on the employee’s length of service and rate of pay.

     The plans also provide other post-employment and retirement benefits, including:

•	healthcare and life insurance benefits at retirement

•	various disability plans, workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances.

     We accrue our obligations under employee benefit plans and related costs, net of the fair value of plan assets. Actuaries determine pension costs and other retirement benefits using:

•	the projected benefit method, prorated on years of service

•	management’s best estimate of the plan’s expected investment performance, salary escalation, retirement ages of employees and expected healthcare costs.

     We use a market-related value approach to:

•	value pension plan assets at fair value

•	calculate the expected return on plan assets.

     We amortize past service costs from plan amendments on a straight-line basis over the average remaining service period of employees who were active on the date of the amendment. We deduct 10% of the benefit obligation or the fair value of plan assets, whichever is greater, from the net actuarial gain or loss, and amortize the excess over the average remaining service period of active employees.

     When the restructuring of a benefit plan results in both a curtailment and a settlement of obligations, we account for the curtailment before we account for the settlement.

     Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits.

INCOME TAXES

We use the asset and liability method on all transactions recorded in the consolidated financial statements.

     Future income taxes reflect the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes. We calculate future income taxes using the rates and provisions in enacted and substantively enacted tax law.

STOCK-BASED COMPENSATION PLANS

Bell Canada’s stock-based compensation plans primarily include employee savings plans (ESPs) and long-term incentive programs. Before 2000, these plans sometimes included SCPs. Please see Note 18, Stock-based compensation plans, for more information.

     We recognize compensation expense for Bell Canada’s portion of the contributions made under the ESP. We also recognize a compensation expense relating to SCPs.

RECENT CHANGES TO ACCOUNTING STANDARDS

Business combinations, goodwill and other intangible assets

CICA Handbook section 1581, Business Combinations, came into effect on July 1, 2001. It requires us to use the purchase method to account for all business combinations.

     CICA Handbook section 3062, Goodwill and Other Intangible Assets, came into effect on January 1, 2002. It requires that goodwill and indefinite-life intangible assets:

•	no longer be amortized to earnings

•	be assessed for impairment each year according to the new standards. This included a transitional test that required any impairment to be charged to opening retained earnings in the year of adoption.

     Under the transitional provisions, no impairment charge was required as of January 1, 2002.

Foreign currency translation

Effective January 1, 2002, we adopted the revised recommendations in section 1650 of the CICA Handbook, Foreign Currency Translation. These standards require us to include in earnings for the year all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies in earnings for the year. This includes gains and losses on long-term monetary assets and liabilities, such as long-term debt, which we previously deferred and amortized on a straight-line basis over the remaining life of the related items.

Curtailment

A curtailment is a significant reduction in plan benefits that can result when a defined benefit pension plan is amended or restructured. Types of curtailments include:

•	a reduction of the expected number of years of future service of active employees

•	the elimination of the right to earn defined benefits for some or all of the future service of employees.

Settlement

A company makes a settlement when it substantially settles all or part of an accrued benefit obligation. An example is a lump-sum cash payment to employees in exchange for their rights to receive future benefits.

Tax law

A tax law is substantively enacted when it has been tabled in Parliament but has not necessarily been passed into law.

Bell Canada   31   2002 Financial Information

Notes to the consolidated financial statements — Bell Canada (continued)

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

     We applied these amendments retroactively and restated prior periods. On January 1, 2002, this resulted in:

•	a decrease of $131 million in other long-term assets

•	a decrease of $23 million in future income tax liabilities

•	a decrease of $108 million in retained earnings.

Stock-based compensation and other stock-based payments

Effective January 1, 2002, we adopted the new recommendations of section 3870 of the CICA Handbook, Stock-based compensation and other stock-based payments. This section sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made to employees and to non-employees in exchange for goods and services.

     The standards require us to use a fair value-based method for certain awards granted on or after January 1, 2002. These include:

•	all stock-based awards to non-employees

•	direct awards of stock and stock appreciation rights to employees

•	awards to employees that are settled in cash or other assets.

     The standards also encourage companies to use a fair value-based method for all other awards granted to employees.

     Upon adoption, we elected to account for employee stock options by measuring the compensation cost of options at the date of grant(1). This is the amount that the quoted market price of BCE’s common shares on the date of the grant exceeds the amount an employee must pay to buy the common shares.

FUTURE CHANGES TO ACCOUNTING STANDARDS

Impairment of long-lived assets

The CICA recently issued a new section in the CICA Handbook, section 3063, Impairment of long-lived assets. It provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in section 3061, Property, plant and equipment.

     The new section requires us to recognize an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value.

     This section comes into effect for us in 2004, but the CICA encourages companies to start using the new standard before then. We do not expect that adopting this standard will affect our consolidated financial statements.

Disposal of long-lived assets and discontinued operations

The CICA recently issued a new section in the CICA Handbook, section 3475, Disposal of long-lived assets and discontinued operations. It provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in section 3061, Property, plant and equipment, and section 3475, Discontinued operations.

     The new section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at fair value less disposal costs.

     It also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets.

     This section comes into effect for disposal activities started on or after May 1, 2003, but the CICA encourages companies to start using the new standard before then. We do not expect that adopting this standard will affect our consolidated financial statements.

Disclosure of guarantees

In February 2003, the CICA issued Accounting Guideline 14 (AcG-14), Disclosure of guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. Although the disclosure requirements of this guideline have been mostly harmonized with similar guidance in the United States, unlike the U.S. standard, this guideline does not require the fair value recognition of guarantees on the balance sheet and does not extend to product warranties. This guideline will come into effect for our first quarter of 2003. Please see Note 21, Contractual obligations, commercial commitments and contingencies, for more information on guarantees.

Consolidation of special purpose entities

In August 2002, the CICA issued a draft accounting guideline titled Consolidation of special purpose entities. The final guideline is expected to be consistent, in all material respects, with the recently issued U.S. guidance, although the implementation date has not yet been determined. We are currently evaluating the impact of this draft guideline on our consolidated financial statements.

Asset retirement obligations

The CICA recently approved the issuance of a new section in the CICA Handbook, section 3110, Asset retirement obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. This section comes into effect for us in 2004. We are currently evaluating the impact of this standard on our consolidated financial statements.

(1)	In December 2002, we announced that effective January 1, 2003, we will account for employee stock options by measuring compensation cost for options granted on or after January 1, 2002 under the fair value-based method of accounting using the Black-Scholes option pricing model. We do not expect that this new accounting policy will have a significant impact on our consolidated financial statements.

Bell Canada   32   2002 Financial Information

2. SEGMENTED INFORMATION

We manage our operations under one segment, which is driven by our products and services, in order to provide customers with integrated communication services. This represents the manner in which we are organized and managed for assessing performance and making resource allocation decisions. Our operations, including substantially all revenues from customers, capital assets and goodwill are concentrated in Canada.

3. BUSINESS ACQUISITIONS AND DISPOSITIONS

All of the acquisitions described in this note have been accounted for using the purchase method of accounting. The consolidated statements of operations include the results of the acquired businesses from the date of acquisition.

2002

Acquisition of Aliant

Effective December 31, 2002, BCE transferred, at carrying value, its 14% interest in Aliant to us in exchange for common shares of Bell Canada. This gave rise to a reduction in contributed surplus of $103 million. As a result, we now own a 53% interest in Aliant and have changed our accounting from the equity method to consolidation.

     The impact on our balance sheet is a reduction in Other long term assets of $574 million due to the elimination of our 39% investment at equity and the consolidation of Aliant which increased our net assets as follows:

At December 31	2002

Current assets	765
Non-current assets, including:	3,252
Capital assets	2,345
Goodwill	674
Current liabilities	423
Non-current liabilities	1,437

In 2002, we recorded equity earnings of $66 million from Aliant. As of January 1, 2003, we started consolidating Aliant’s results of operations.

Acquisition of Bell ExpressVu Limited Partnership (Bell ExpressVu)

At the end of December 2002, BCE transferred, at carrying value, its 100% investment in Bell ExpressVu, a provider of digital home entertainment and broadcasts, to a partnership held 52% by ourselves and 48% by BCE in exchange for units in the partnership. This exchange gave rise to an increase in contributed surplus of $342 million. The impact of the consolidation of Bell ExpressVu on our net assets is as follows:

At December 31	2002

Current assets	73
Non-current assets, including:	991
Capital assets	649
Current liabilities	315
Non-current liabilities	227

As of January 1, 2003, we started consolidating Bell ExpressVu’s results of operations.

Sale of directories business

     On November 29, 2002, we completed the sale of our directories business for approximately $3 billion in cash and recorded a $2.4 billion gain.

     Prior to the closing of the sale, we along with BCE, completed a corporate reorganization, resulting in the transfer of our directories business and BCE’s agreement to contribute Bell ExpressVu as well as certain debt receivables and cash to a partnership. At the end of December, BCE transferred its interest in Bell ExpressVu. We own a 52% interest in the partnership and BCE owns 48%.

     Following the sale, the partnership distributed the net proceeds to its partners. A net distribution of $1.1 billion was made to BCE which was partly used to help finance the repurchase of SBC Communications Inc.’s (SBC) remaining indirect interest in Bell Canada. The balance of the proceeds were distributed to us and will be used to reduce debt and for general corporate purposes.

     In addition, we acquired a 10% indirect interest in the post-sale directories business for $91 million, which is accounted for under the cost method.

Creation of Bell West Inc.

In April 2002, we along with MTS created Bell West by combining our interests in the wireline assets of BCE Nexxia Inc. in Alberta and British Columbia with our and MTS’s respective investments in Bell Intrigna Inc. (Bell Intrigna). Bell West provides telecommunications services in those two provinces and operates under the Bell brand.

     As a result of this transaction, we own 60% of Bell West and MTS owns 40%. The terms of the agreement between ourselves and MTS also include certain put and call options relating to MTS’ 40% ownership of Bell West. Please see Note 21, Contractual obligations, commercial commitments and contingencies, for details.

     We also own approximately 22% of MTS, a related party.

Creation of the Bell Nordiq Income Fund

In April 2002, we announced the initial public offering of units of the Bell Nordiq Income Fund. The Fund acquired an approximate 37% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership from us. We retain management control and hold an approximate 63% interest in the partnerships. We received gross proceeds of $324 million and recorded a pre-tax gain of $222 million on this transaction.

2001

Sale of Sympatico-Lycos

In January 2001, we sold our 71% interest in Sympatico-Lycos to BCE at fair market value for proceeds of $425 million which resulted in a gain of $373 million. The proceeds from this transaction were used to repay a portion of the equity-settled notes due to Bell Canada Holdings (BCH), our parent company.

Sale of Telecom Directories Limited (TDL)

In March 2001, we sold our interest in TDL of Hong Kong, China, for proceeds of $63 million which resulted in a gain of $37 million.

Bell Canada   33   2002 Financial Information

Notes to the consolidated financial statements — Bell Canada (continued)

4. RESTRUCTURING AND OTHER CHARGES

2002

Streamlining and other charges

In the fourth quarter of 2002, we recorded pre-tax charges of $302 million ($190 million after-tax) representing restructuring charges of $232 million and other charges of $70 million.

     The restructuring charges were primarily from streamlining our management, line and other support functions, and included employee severance for approximately 1,700 employees, enhanced pension benefits and other employee costs. This is expected to be completed in 2003. At December 31, 2002, the remaining unpaid balance of this restructuring provision was $111 million.

     Other charges consisted primarily of various accounts receivable write-downs relating to billing adjustments and unreconciled balances from prior years which were identified during the year.

Pay equity settlement

On September 25, 2002, the members of the Canadian Telecommunications Employees’ Association (CTEA) ratified a settlement we had reached relating to the 1994 pay equity complaints that the CTEA filed on behalf of its members before the Canadian Human Rights Commission. The settlement includes a cash payout of $128 million and related pension benefits of approximately $50 million.

     As a result of the settlement, we recorded a one-time charge of $79 million ($45 million after tax) in the third quarter of 2002. The onetime charge is equal to the $128 million cash payout, net of a previously recorded provision. We are deferring and amortizing the pension benefits into earnings over the estimated average remaining service life of active employees and the estimated average remaining life of retired employees.

Accounts receivable write-down

During the second quarter, coincident with the development of a new billing platform, Bell Canada adopted a new and more precise methodology to analyze the amount of receivables by customer as well as by service line and that permits a more accurate determination of the validity of customer balances owed to Bell Canada.

     This analysis indicated that a write-down of accounts receivable amounting to $272 million was appropriate. As these amounts arose from legacy billing systems and processes, Bell Canada has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. These amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to Bell Canada legacy accounts receivable systems dating back to the early 1990’s.

2001

Streamlining and other charges

We recorded pre-tax charges of $864 million ($542 million after tax) in the first and fourth quarters of 2001. These charges represented restructuring charges of $470 million and other charges of $394 million.

     The restructuring charges were from our streamlining initiatives and included employee severance for approximately 3,900 employees, enhanced pension benefits and other employee costs. The restructuring programs were completed in 2002.

     Other charges primarily consisted of the write-down of Bell Mobility’s wireless capital assets, in particular, its analog networks, paging networks and PCS base stations.

5. OTHER INCOME

For the year ended December 31	2002	2001

Net gains on investments	1,282	406
Other	(14)	(71)

	1,268	335

2002

Net gains on investments were primarily from:

•	selling the directories business ($2.424 billion)

•	writing down our investment in Teleglobe ($1.354 billion) to nil

•	selling an approximate 37% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership when the Bell Nordiq Income Fund was created ($222 million).

Write-down of Teleglobe investment

On April 24, 2002, BCE announced that it would stop providing long-term funding to Teleglobe. In light of this decision, Teleglobe announced that it would explore a range of financial restructuring alternatives, potential partnerships and business combinations. On May 15, 2002, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in Canada and the United States. On September 19, 2002, Teleglobe announced the execution of agreements for the sale of its core telecommunications business. On December 31, 2002, after obtaining court approval, we sold all of our common shares in Teleglobe to the court-appointed monitor for nominal consideration.

     During the second quarter, we completed our assessment of the carrying value of our investment in Teleglobe (accounted for on a cost basis) and a write-down of $1.354 billion was recorded, reducing the value of the investment to nil. For tax purposes, the capital loss from the sale of Teleglobe was offset against the gain from the sale of the directories business. Please see Note 3, Business acquisitions and dispositions.

2001

Net gains on investments were primarily from the sale of Sympatico-Lycos ($373 million) and TDL ($37 million).

Bell Canada   34   2002 Financial Information

6. INTEREST EXPENSE

For the year ended December 31	2002	2001

Interest expense on long-term debt	787	725
Interest expense on other debt	52	73

	839	798

7. INCOME TAXES

The table below is a reconciliation of income taxes at Canadian statutory rates of 37.4% in 2002 and 40.1% in 2001 and the amount of reported income taxes.

For the year ended December 31	2002	2001

Income taxes computed at statutory rates	1,453	1,001
Net gains on disposal of investments	(328)	(164)
Equity in net earnings of significantly influenced companies	(25)	(9)
Large corporations tax	19	21
Goodwill amortization	—	17
Other	(17)	27

Total income tax expense	1,102	893

     The table below shows the significant components of the provision for income taxes attributable to operations.

For the year ended December 31	2002	2001

Current income taxes	797	966
Future income taxes:
Change in temporary differences and other	394	(78)
Recognition of loss carryforwards	(83)	(5)
Tax rate changes	(6)	10

Total income tax expense	1,102	893

     The table below shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes.

At December 31	2002	2001

Non-capital loss carryforwards	295	199
Capital loss carryforwards	23	16
Capital assets	(113)	61
Difference in accounting and tax basis for investments	—	60
Employee benefit plans	(255)	(277)
Investment tax credits	(42)	(63)
Other	(12)	112

Net future income taxes	(104)	108

Future income taxes are composed of:
Future income tax asset - current portion (included in other current assets)	114	—
Future income tax asset - long-term portion (included in other long-term assets)	151	191
Future income tax liability - long-term (included in other long-term liabilities)	(369)	(83)

Net future income taxes	(104)	108

     At December 31, 2002, we had non-capital tax loss carryforwards of $819 million that expire in varying annual amounts through 2009 and $40 million thereafter. For financial reporting purposes, we recognized a future income tax asset of $295 million on these loss carryforwards.

     We also had net capital losses of $369 million that can be carried forward indefinitely. For financial reporting purposes, we recognized a future tax asset of $23 million on these loss carryforwards.

8. EXTRAORDINARY ITEM

Télébec Limited, now part of Bell Nordiq Group Inc., determined that, as at December 31, 2001, it no longer met the criteria necessary for the continued application of regulatory accounting provisions of GAAP. As a result, Télébec Limited recorded an extraordinary non-cash pre-tax charge of $102 million ($70 million after tax). The operations of Télébec Limited no longer met the criteria for application of regulatory accounting provisions due to significant changes in regulation, including the implementation of price cap regulation which replaced rate-of-return regulation effective January 1, 2002, and the concurrent introduction of competition in Télébec Limited’s local exchange market. Accordingly, Télébec Limited adjusted the carrying values of assets and liabilities as at December 31, 2001 to reflect values appropriate under GAAP for enterprises no longer subject to rate-of-return regulation.

Bell Canada   35   2002 Financial Information

Notes to the consolidated financial statements — Bell Canada (continued)

9. CAPITAL ASSETS

At December 31		2002		2001

		Net book		Net book
	Cost	value	Cost	value

Property, plant and equipment
Telecommunications assets	33,963	12,653	27,468	9,936
Machinery and equipment	5,191	2,397	3,890	1,737
Buildings	2,454	1,191	2,004	959
Plant under construction	1,011	1,011	919	919
Land	80	80	65	65
Other	131	100	119	72

Total property, plant and equipment	42,830	17,432	34,465	13,688
Finite life intangible assets	2,575	1,460	2,142	1,159

Total capital assets	45,405	18,892	36,607	14,847

Included in capital assets, are assets under capital leases amounting to $486 million ($347 million in 2001) and a related accumulated amortization of $164 million ($65 million in 2001). Amortization of capital assets was $2,396 million in 2002 and $2,339 million in 2001. Retirements charged to accumulated amortization amounted to $879 million ($828 million in 2001).

10. OTHER LONG-TERM ASSETS

At December 31	2002	2001

Investments at equity (a)	577	1,175
Investments at cost (b)	121	1,462
Accrued benefit asset (Note 19)	1,965	1,839
Long-term notes receivable (c)	542	—
Subscriber acquisition costs	370	42
Future income tax assets (Note 7)	151	191
Other	239	198

Total other long-term assets	3,965	4,907

(a)	This includes implicit goodwill of $178 million at December 31, 2002 and $178 million in 2001.

(b)	The Teleglobe investment was written-down in 2002. Please see Note 5, Other income, for more information.

(c)	This includes a note receivable from a related party of $498 million at December 31, 2002.

11. INDEFINITE-LIFE INTANGIBLE ASSETS

At December 31	2002	2001

Intangible assets, January 1	756	—
Intangible assets acquired during the year	—	733
Capitalized interest on spectrum licences	16	23

Intangible assets, December 31	772	756

Consisting of:
Spectrum licences	754	738
Cable licences and other	18	18

Total	772	756

In the fourth quarter of 2002, we completed our annual impairment test for indefinite-life intangible assets, as required by the provisions of CICA Handbook section 3062, and determined that these assets were not impaired.

12. GOODWILL

	2002	2001

Goodwill, January 1	1,279	1,309
Goodwill acquired during the year (a)	701	31
Goodwill disposed during the year (b)	(103)	(18)
Amortization expense	—	(39)
Other	—	(4)

Goodwill, December 31	1,877	1,279

(a)	The goodwill acquired during 2002 relates primarily to the acquisition of BCE’s 14% interest in Aliant. Please see Note 3, Business acquisitions and dispositions, for more information.

(b)	The goodwill disposed of during the year relates to the sale of the directories business. Please see Note 3, Business acquisitions and dispositions, for more information.

In the fourth quarter of 2002, we completed our annual assessment of goodwill, as required by the provisions of CICA Handbook section 3062, and determined that this asset was not impaired.

Bell Canada   36   2002 Financial Information

13. SHORT-TERM DEBT

At December 31	Interest rate		2002	2001

Note payable to BCH (a)	4.50%		975	—

Notes payable and bank advances	2.90	%(1)	223	473
Long-term debt due within one year (Note 14)			1,683	1,196

Total debt due within one year			1,906	1,669

(1)	Weighted average

(a)	Represents a promissory note payable to BCH of which $347 million has been repaid subsequent to year-end using the proceeds of the capital contribution made by BCH in January 2003. We expect the remaining balance to be repaid in 2003 using proceeds from further capital contributions from BCH.

     We expect to repay debt due within one year with funds generated internally, or by refinancing it with new debt.

     At December 31, 2002, notes payable and bank advances included notes due on demand of $161 million and the weighted average days to maturity for the remaining notes payable was 30 days.

     The conditions of some of the credit agreements require us to meet specific financial ratios and to place restrictions on acquiring capital assets.

14. LONG-TERM DEBT

At December 31	Interest rate		Maturity	2002	2001

Bell Canada
Debentures and notes (a)	7.43%	(1)	2003-2054	9,609	9,057
Subordinated debentures	8.21%	(1)	2026-2031	275	275
Capital leases (b)				671	152
Due to related parties (c)				1	338
Other				219	415

Total — Bell Canada				10,775	10,237

Aliant
Debentures, notes and bonds (d)	7.80%	(1)	2003-2025	1,058	—
Term debt (US$185 million) (e)	LIBOR + 2.50%		2005	292	—
Other				59	—

Total — Aliant				1,409	—

Total long-term debt				12,184	10,237
Less: Amount due within one year (Note 13)				(1,683)	(1,196)

Long-term portion				10,501	9,041

(1)	Weighted average interest rate

Bell Canada   37   2002 Financial Information

Notes to the consolidated financial statements – Bell Canada (continued)

14. LONG-TERM DEBT (continued)

Bell Canada

(a)	All debentures and notes are unsecured and include:

•	US$400 million maturing in 2006 and 2010. The US$200 million maturing in 2006 has been swapped into Canadian dollars.

•	300 million Swiss francs due in 2003 which have been effectively swapped or converted into Canadian dollars.

In addition, $375 million of long-term debt contains call options that allow for early repayment of the principal amounts when certain premiums are paid.

(b)	Includes capital leases of $71 million in 2002 and $66 million in 2001 that are net of loans receivable of $319 million in 2002 and $335 million in 2001. These obligations were from agreements that we entered into in 1999 and 2001 to sell and lease back telecommunication equipment for total proceeds of $399 million. Some of the proceeds were invested in interest-bearing loans receivable. These capital leases, net of loans receivable, were originally issued for US$39 million and have been swapped into Canadian dollar obligations. In addition, we had a capital lease obligation of $245 million due to Telesat Canada, a subsidiary of BCE.

(c)	In 2001, due to related parties represented senior unsecured notes due to BCH which were repaid during the year.

Aliant

(d)	All debentures and notes are unsecured. The bonds are secured by deeds of trust and mortgage, and by supplemental deeds. These instruments consist of:

•	a first fixed and specific mortgage

•	a pledge and charge on certain of Aliant Telecom Inc.’s real and immovable property and equipment

•	a floating charge on all other present and future property of Aliant Telecom Inc.

(e)	US$180 million of the term debt has fixed interest rates through swap agreements.

Long-term debt maturities

Please see Note 21, Contractual obligations, commercial commitments and contingencies, for a schedule of maturities of long-term debt.

Restrictions

Certain debt agreements:

•	require us to meet specific financial ratios

•	impose covenants, maintenance and new issuance tests.

15. OTHER LONG-TERM LIABILITIES

At December 31	2002	2001

Deferred credits	625	709
Pension obligation (Note 19)	184	156
Post retirement benefits (Note 19)	1,082	863
Foreign currency contract payable (receivable)	(27)	31
Future income tax liabilities (Note 7)	369	83
Other	14	16

Total other long-term liabilities	2,247	1,858

Bell Canada    38    2002 Financial Information

16. FINANCIAL INSTRUMENTS

USING DERIVATIVES

We use various derivative instruments, such as interest rate swaps, foreign currency swaps and foreign exchange forward contracts, primarily to manage foreign currency and interest rate positions. The main derivative financial instruments outstanding at December 31, 2002 were:

•	cross currency swaps and currency forward contracts used to hedge foreign currency risk on debt

•	forward contracts on BCE common shares to hedge the fair value exposures related to stock compensation payments for Bell Canada employees.

     Please see Note 1, Significant accounting policies, for information about how we account for derivative instruments.

     Please see Note 21, Contractual obligations, commercial commitments and contingencies, for a description of the significant put and call options that are outstanding.

CREDIT RISK

We are exposed to credit risk if counterparties to our derivative instruments fail to meet their obligations. We expect that our counterparties will meet their obligations because we:

•	deal only with highly rated financial institutions that have strong credit ratings

•	regularly monitor credit risk and credit exposure.

     As at December 31, 2002 credit risk related to derivative financial instruments amounted to $38 million.

     We are also exposed to credit risk from our customers, but the concentration of this risk is minimized because we have a large and diverse customer base.

CURRENCY EXPOSURES

At December 31, 2002, principal amounts to be received under currency contracts are 300 million Swiss francs and US$464 million. Principal amounts owed under cross currency contracts are US$200 million and $731 million.

     We use these derivatives mainly to hedge foreign-denominated debt. Of our $12.2 billion in total debt, $698 million is exposed to fluctuations in foreign exchange rates after hedging strategies.

INTEREST RATE EXPOSURES

Long-term debt is usually issued at fixed interest rates. Commercial paper, included in notes payable, is issued at market rates. At December 31, 2002, our interest rate swaps had a notional value of $334 million, maturing in 2003 and 2005.

     Of our $12.2 billion in total debt, $570 million is exposed to fluctuations in interest rates after hedging strategies. $162 million of our $223 million notes payable and bank advances is exposed to fluctuations in interest rates after hedging strategies.

     We have an equity-settled note (Junior Note 2) issued for $1,570 million that is also subject to fluctuations in interest rate. Please see Note 17, Share capital, for more details.

FAIR VALUE

Fair value is the amount at which a financial instrument could be exchanged between willing parties, based on current markets for instruments with the same risk, principal and remaining maturity. We base fair values on estimates using present value calculations and other valuation methods.

     These estimates are significantly affected by our assumptions for the amount and timing of estimated future cash flows and discount rates, all of which reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized in the event of an actual settlement of these instruments.

The carrying value of all financial instruments approximates fair value, except for those noted in the table below.

At December 31		2002		2001

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Investment in Nortel Networks (a)	12	12	60	60
Long-term debt	12,184	13,459	10,237	11,104

Derivative instruments, net asset (liability) position
Forward contracts hedge of SCPs (Note 18)	(32)	(35)	(17)	(21)
Currency contracts (b)	30	35	(28)	(22)
Interest rate swaps	–	1	–	2

Total	(2)	1	(45)	(41)

(a)	We have designated 3.5 million of our approximately 5 million Nortel Networks common shares to hedge our exposure to outstanding rights to SCPs. Please see Note 18, Stock-based compensation plans, for more information.

(b)	Currency contracts include cross currency swaps and foreign currency forward contracts.

Bell Canada    39    2002 Financial Information

16. FINANCIAL INSTRUMENTS (continued)

SALE OF ACCOUNTS RECEIVABLE

On December 12, 2001, Bell Canada signed an agreement to sell a co-ownership interest in a pool of present and future eligible accounts receivable to a trust. On December 13, 2001, Aliant sold a direct interest in present and future eligible accounts receivable to a different trust. These types of transactions are accounted for as sales because we give up control over the transferred accounts receivable when they receive proceeds from the trusts.

     Under the agreements, we continue to service the accounts receivable. Our retained interest in the accounts receivable that are collected ranks below the trusts’ interests. Both transactions represent revolving sales whereby the trusts will reinvest the funds they receive from collections by buying additional interests in our accounts receivable until the agreements expire or until such time as we request a reduction in the facility. The Bell Canada agreement expires on December 12, 2006. The Aliant agreement expires on December 13, 2006. The trusts and their investors have no claim on any of our other assets if customers fail to pay amounts owed on time.

     We estimate the fair value of retained interests and calculate the loss on sale using a present value of estimated cash flows model. In 2002, we recognized a pre-tax loss of $27 million on the revolving sale of accounts receivable for the combined securitizations. The accounts receivable are transferred on a fully-serviced basis. As a result, we recognize a servicing liability on the date of the transfer and amortize this liability to income over the expected life of the transferred accounts receivable.

The table below shows key balances for the combined securitizations at December 31, 2002 and the assumptions that were used in the model on both the date of transfer and at December 31, 2002.

	2002	2001

Securitized interest in accounts receivable	1,035	1,025
Retained interest	154	102
Servicing liability	1.5	1.5
Average accounts receivable managed	1,150	1,213

	Range(a)	2002	2001

Cost of funds	2.11%-3.12%	2.76%	2.53%
Average delinquency ratio	3.54%-6.01%	6.01%	3.46%
Average net credit loss ratio	0.61%-0.84%	0.84%	0.58%
Weighted average life in days	38-40	38	39
Servicing fee liability	2%	2%	2%

(a)	Securitizations during the year

An immediate 10% and 20% adverse change in each of the above assumptions would have no significant effect on the current fair value of the retained interest.

The table below is a summary of certain cash flows received from and paid to the trusts during the year.

	2002	2001

Collections reinvested in revolving sales	12,651	11,847
Proceeds from additional sales	10	375

17. SHARE CAPITAL

(i) PREFERRED SHARES

Authorized

     Bell Canada’s articles of incorporation provide for an unlimited number of Class A Preferred Shares and Class B Preferred Shares. The articles authorize Bell Canada’s directors to:

•	issue Class A preferred shares in one or more series

•	set the number of Class A preferred shares and conditions of each series.

Authorized and outstanding

     The table on the following page is a summary of the principal terms and conditions of Bell Canada’s authorized series of Class A Preferred Shares. Bell Canada’s articles of incorporation show the details of the terms and conditions of these shares.

All series outstanding at December 31, 2002:

•	were non-voting, except under special circumstances when the holders were entitled to one vote per share

•	were convertible at the holders’ option into another series of Class A Preferred Shares on a one-for-one basis.

At December 31, 2002 the Series 16, 18 and 20 Shares were authorized but not issued. Series 15, 17 and 19 Shares were authorized except that only the following number of shares was issued and outstanding:

•	16,000,000 Series 15 Preferred Shares

•	14,000,000 Series 17 Preferred Shares

•	14,000,000 Series 19 Preferred Shares.

There were no Class B Preferred Shares outstanding at December 31, 2002.

Bell Canada    40    2002 Financial Information

17. SHARE CAPITAL (continued)

							Stated Capital
Convertible Class A Preferred Shares						Authorized	At December 31

Series	Annual dividend rate	Convertible into	Conversion date	Redemption date	Redemption price	Number of shares	2002	2001

15 (a)(c)	5.50%	Series 16	February 1, 2005	February 1, 2005	$25.00	24,000,000	400	400
16 (b)(d)	fixed	Series 15	February 1, 2010	February 1, 2010	$25.00	24,000,000	–	–
17 (b)(d)	5.25%	Series 18	May 1, 2006	May 1, 2006	$25.00	22,000,000	350	350
18 (d)	floating	Series 17	May 1, 2011	at any time	$25.50	22,000,000	–	–
19 (b) (d)	5.55%	Series 20	August 1, 2006	August 1, 2006	$25.00	22,000,000	350	350
20 (d)	floating	Series 19	August 1, 2011	at any time	$25.50	22,000,000	–	–

							1,100	1,100

(a)	Series 15 shareholders are entitled to fixed cumulative quarterly dividends. If not redeemed, starting on the redemption date, Series 15 Shares will entitle their holders to floating adjustable cumulative monthly dividends and their redemption price will be $25.50 per share instead of $25.00.

(b)	The fixed dividend rate on these shares is reset every five years pursuant to their terms and conditions.

(c)	These Shares are redeemable on the redemption date and at any time thereafter.

(d)	These Shares are redeemable on the redemption date and every fifth year thereafter.

(ii) Equity-settled notes

At December 31	2002	2001

Junior Note 1 unsecured obligation due 2034 (a)	498	498
Junior Note 2 unsecured obligation due on demand (b)	1,570	1,570

Total equity-settled notes	2,068	2,068

(a)	Junior Note 1 is payable to BCH and ranks below all present and future debts of Bell Canada and bears interest at 8.22%. Under certain conditions, we have the option to repay, at any time, all or part of the note in cash before its maturity date, without giving notice or paying a penalty. We may elect, at any time, to repay the note by issuing to BCH common shares with a total value equal to the amount owing on the note on the repayment date.

(b)	Junior Note 2 is payable to BCH and ranks below all present and future unsubordinated debts of Bell Canada. The annual interest rate on the note was 2.77% up to November 30, 2002, when it was reset to 3.408%. The interest rate will be reset every year on November 30 and is equal to the Canadian one-year treasury benchmark rate plus 0.40%. Under certain conditions, we have the option to repay, at any time, all or part of the note in cash before its maturity date, without giving notice or paying a penalty. We may elect, at any time, to repay the note by issuing to BCH common shares with a total value equal to the amount owing on the note on the repayment date.

(iii) Common shares

Authorized

An unlimited number of common shares are authorized by the articles of the Corporation.

		2002		2001

	Number of	Stated	Number of	Stated
	shares	capital	shares	capital

Outstanding, beginning of year	348,316,829	4,673	348,316,829	4,673
Shares issued (a)	7,030,159	566
Capital distribution (b)	–	(975)	–	–

Outstanding, end of year	355,346,988	4,264	348,316,829	4,673

(a)	During the year, 7,030,159 common shares were issued to BCE in exchange for an additional 14% interest in Aliant. Refer to Note 3, Business acquisitions and dispositions, for more information.

(b)	During the year, Bell Canada made a return of capital of $975 million on its common shares.

Bell Canada    41    2002 Financial Information

Notes to the consolidated financial statements — Bell Canada (continued)

17. SHARE CAPITAL (continued)

(iv) Contributed surplus

	2002	2001

Outstanding, beginning of year	367	367
Capital contribution (a)	296	–
Related party transactions (b)	239	–

Outstanding, end of year	902	367

(a)	In December 2002, BCH made a capital contribution of $296 million.

(b)	The related party transactions adjustment relates to the transfer of BCE’s interests in Aliant and Bell ExpressVu. Refer to Note 3, Business acquisitions and dispositions.

18. STOCK-BASED COMPENSATION PLANS

EMPLOYEE SAVINGS PLANS (ESPs)

ESPs are designed to encourage employees of Bell Canada and its participating subsidiaries to own shares of BCE. Employees who participate in the plans can buy BCE common shares through regular payroll deductions. In some cases, the employer may also contribute to the plan. There were 34,771 employees participating in the plans at December 31, 2002.

     Each year, employees can choose to have between 10% to 12% of their annual earnings withheld to buy BCE common shares. Bell Canada contributes up to 2% of the employee’s annual earnings.

     The trustee of the ESPs buys BCE common shares for the participants on the open market by private purchase or from BCE. BCE chooses the method the trustee uses to buy the shares.

     Compensation expense related to ESPs was $41 million in 2002 and $35 million in 2001.

STOCK OPTIONS

Under BCE’s long-term incentive programs, BCE may grant options to our officers, vice-presidents and other key employees to buy BCE common shares. The subscription price is generally 100% of market value on the last trading day before the grant comes into effect.

     The right to exercise options generally accrues by 25% annual increments over a period of four years of continuous employment from the date of grant, except when a special vesting period is provided for. Options generally start to become exercisable 12 months after the date of the grant and for a period of up to 10 years.

     Special vesting provisions may apply when:

•	there is a change of control of BCE and the option holder’s employment ends under certain circumstances

•	BCE’s ownership interest in Bell Canada falls below the percentage outlined in the programs.

     When the Nortel Networks common shares were distributed in May 2000, each outstanding BCE stock option was cancelled and was replaced by two new stock options. The first option gives the right to buy one BCE common share. The second option gives the right to buy approximately 1.57 post-split common shares of Nortel Networks (Nortel option) at exercise prices that maintain the holder’s economic position.

     The table below is a summary of the status of Bell Canada’s portion of BCE’s stock option programs. We have adjusted the weighted-average exercise price to reflect the distribution of the Nortel Networks common shares in May 2000.

For the year ended December 31		2002

		Weighted
		average
	Number	exercise
	of shares	price ($)

Outstanding, beginning of year	9,484,618	33
Granted	4,504,589	31
Exercised	(265,331)	13
Expired/forfeited	(1,173,655)	33
Outstanding, end of year	12,550,221	33

Exercisable, end of year	2,871,075	34

The table below tells you more about the stock option programs at December 31, 2002.

		Options outstanding		Options exercisable

			Weighted		Weighted
		Weighted	average		average
Range of exercise price		average	exercise		exercise
	Number	remaining life	price ($)	Number	price ($)

Below $20	1,823,875	6 years	15	530,430	12
$20 – $30	1,423,167	9 years	27	–	0
$30 – $40	4,800,277	9 years	34	694,019	36
Over $40	4,502,902	8 years	41	1,646,626	41

	12,550,221		33	2,871,075	34

Bell Canada    42    2002 Financial Information

18. STOCK-BASED COMPENSATION PLANS (continued)

PRO-FORMA NET EARNINGS

We have elected to account for employee stock options by using the compensation cost of options. Compensation cost is the amount that the quoted market price of BCE’s common shares on the date of grant exceeds the amount an employee must pay to buy the shares.

The table below shows the impact on net earnings and the assumptions used if the compensation cost of our portion of BCE’s stock options granted on or after January 1, 2002 was calculated using the fair value-based method of accounting.

For the period ended December 31	2002

Net earnings, as reported ($ millions)	1,504
Pro forma impact ($ millions)	(9)
Pro forma net earnings ($ millions)	1,495
Assumptions used in Black Scholes option pricing model:
Dividend yield	3.3%
Expected volatility	30%
Risk-free interest rate	4.5%
Expected life (years)	4.4
Number of options granted	4,504,589
Weighted average fair value of options granted ($)	$7

     Please see Note 1, Significant accounting policies – Recent changes to accounting standards, for more information on the impact of applying a new accounting policy for stock-based compensation plans.

SPECIAL COMPENSATION PAYMENTS (SCPs)

Before 2000, when BCE granted options to our officers and key employees to acquire BCE common shares, related rights to SCPs were also sometimes granted. SCPs are cash payments representing the excess of the market value of the shares on the date of exercise of the related options over the exercise price of such options.

     When the distribution of Nortel Networks common shares was made in 2000, the outstanding options were divided into options to buy BCE common shares and Nortel Networks common shares. The related SCPs were adjusted accordingly.

     For each right to an SCP held before the distribution, right holders now have rights related to both BCE and Nortel Networks common shares.

     To manage the cost of SCPs, we have:

•	entered into forward contracts to hedge our exposure to outstanding rights related to options on BCE common shares

•	designated approximately 3.5 million Nortel Networks common shares to hedge Bell Canada’s exposure to outstanding rights related to the options on the Nortel Networks common shares.

The number of SCPs outstanding at December 31, 2002 was:

•	2,144,203 relating to BCE common shares

•	2,088,562 relating to Nortel Networks common shares.

     All of the outstanding SCPs covered the same number of shares as the options they relate to. It is the employer’s responsibility to make the payments. The income related to SCPs was $15 million in 2002 and an expense of $48 million in 2001. The income of $15 million includes a recovery of $59 million relating to forfeitures of SCPs.

19. EMPLOYEE BENEFIT PLANS

We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for most of our employees. These benefits are based on the employee’s length of service and rate of pay. We make contributions to these pension plans based on various actuarial cost methods that are permitted by pension regulatory bodies.

     We are responsible for adequately funding the plans. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits. Plan assets primarily include Canadian and foreign equities, government and corporate bonds, debentures and secured mortgages.

     The table below shows the change in benefit obligations, change in the fair value of plan assets and the funded status of the plans.

     A number of individual pension benefit plans had projected pension benefit obligations that exceeded the fair value of their related plan assets at December 31, 2002. The aggregate projected benefit obligation of these plans was $2,317 million, and the aggregate fair value of plan assets was $1,692 million. Similarly, a number of individual pension benefit plans had plan assets that exceeded projected benefit obligations at December 31, 2002. The aggregate projected benefit obligation of these $8,998 million, and the fair value of their related plan assets was $10,306 million.

Bell Canada    43    2002 Financial Information

Notes to the consolidated financial statements—Bell Canada (continued)

19. EMPLOYEE BENEFIT PLANS (continued)

	Pension benefits		Other benefits

	2002	2001	2002	2001

Projected benefit obligation, beginning of year	9,832	8,678	1,452	1,490
Current service cost	184	168	31	27
Interest cost	631	607	104	106
Actuarial (gains) losses	(89)	686	162	(96)
Estimated benefits payments	(560)	(549)	(73)	(71)
Employee contributions	2	2	–	–
Business combinations	1,405	–	160	–
Special termination costs	122	266	–	–
Plan amendment	50	–	–	–
Divestitures and other	(262)	(26)	(40)	(4)

Projected benefit obligation, end of year	11,315	9,832	1,796	1,452

Fair value of plan assets, beginning of year	11,941	12,061	385	361
Expected return on plan assets	966	1,011	32	28
Actuarial gains (losses)	(1,117)	(549)	(110)	(3)
Estimated benefits payments	(560)	(549)	(73)	(71)
Employer contribution	5	6	72	70
Employee contribution	2	2	–	–
Business combinations	1,107	–	–	–
Divestitures	(346)	(41)	(7)	–

Fair value of plan assets, end of year	11,998	11,941	299	385

Funded status	683	2,109	(1,497)	(1,067)
Unamortized net actuarial (gains)/losses	1,146	(219)	(5)	(285)
Unamortized past service costs	94	50	–	–
Unamortized transitional (asset) obligation	(97)	(198)	367	430
Other	–	–	8	–

Accrued benefit asset (liability), end of year	1,826	1,742	(1,127)	(922)

The table below shows the components of the accrued benefit asset for pension and other benefits for financial reporting purposes:

At December 31	2002	2001

Accrued benefit asset	1,965	1,839
Accrued benefit liability	1,266	1,019

	699	820

The table below shows the significant weighted-average assumptions we used to measure Bell Canada’s pension and other benefit obligations.

Other assumptions we used were:

•	4.5% annual rate of increase in the cost per person of covered health-care benefits for 2002, except for the cost of medication

•	10.5% annual rate of increase in the cost of medication for 2002 with a gradual decline to 4.5% over 6 years, where we assume it will remain.

At December 31	Pension benefits		Other benefits

	2002	2001	2002	2001

Discount rate	6.5%	6.5%	6.5%	6.5%
Expected long-term return on plan assets	8.3%	8.8%	8.3%	8.8%
Rate of compensation increase	3.5%	3.5%	3.5%	3.5%

Approximately 1% of the plan assets were held in BCE common shares at December 31, 2002.

Bell Canada    44    2002 Financial Information

19. EMPLOYEE BENEFIT PLANS (continued)

The table below shows the components of the net benefit plans expense (credit) for the years ended December 31, 2002 and 2001.

For the year ended December 31	Pension benefits		Other benefits

	2002	2001	2002	2001

Current service cost	184	168	31	27
Interest cost	631	607	104	106
Expected return on plan assets	(966)	(1,011)	(32)	(28)
Amortization of past service costs	6	11	–	–
Amortization of net actuarial gain	1	(3)	–	(5)
Amortization of transitional (asset) obligation	(47)	(48)	38	38

Net benefit plans (credit) expenses	(191)	(276)	141	138

20. RELATED PARTY TRANSACTIONS AND ACCOUNTS

We concluded the following transactions at agreed upon amounts with related parties in the normal course of business:

For the years ended December 31	2002	2001

Purchase of equipment, supplies and services
CGI Group Inc. (CGI) (a)	416	463
BCE Emergis Inc. (BCE Emergis) (b)	140	223
Teleglobe (c)	123	320
Entourage	156	152
Aliant (d)	83	103
Nexxia U.S.	132	65

Sale of equipment and services
CGI (a)	42	214
BCE Emergis (b)	141	156
Teleglobe (c)	11	38
Aliant (d)	86	53
Bell ExpressVu (e)	71	51
Other	16	7

(a)	CGI is a joint venture of BCE

(b)	BCE Emergis is a subsidiary of BCE

(c)	As of May 15, 2002, Teleglobe is no longer a related party of Bell Canada

(d)	During 2002, Aliant was held as an equity investment. As of December 31, 2002, Aliant became a subsidiary of Bell Canada. Refer to Note 3, Business acquisitions and dispositions

(e)	During 2002, Bell ExpressVu was wholly-owned by BCE. As of December 31, 2002, Bell ExpressVu became a subsidiary of Bell Canada. Refer to Note 3, Business acquisitions and dispositions

Amounts owed to, or receivable from, related parties were as follows:

As at December 31	2002	2001

Accounts Receivable from related parties	116	181
Accounts Payable due to related parties	92	550

As well, there are $850 million of demand promissory notes receivable from related parties included in cash and cash equivalents.

     During the year, we entered into the following transactions with related parties as part of our tax loss consolidation savings strategy, which was subject to tax rulings.

BCH, 4047974 CANADA INC. AND BELL CANADA

In the second quarter of 2002, BCH advanced $5 billion in cash to us through a subordinated demand loan at a rate of interest equal to the rate at our leading bank. We used the proceeds to acquire preferred shares from 4047974 Canada Inc. (4047974 Canada), a wholly-owned subsidiary of BCH. The dividend rate on these shares is essentially equal to the interest rate on the loan we received from BCH. 4047974 Canada then advanced $5 billion to BCH through an interest free subordinated demand loan.

     We have the legal right to offset the demand loan payable to BCH and the investment in preferred shares of 4047974 Canada. As a result, these items, as well as the related dividend income and interest expense, have been presented on a net basis.

BCE, 3787842 CANADA INC. AND BELL CANADA

On December 6, 2002, BCE advanced $12 billion in cash to us through a subordinated demand loan at a rate of interest equal to the rate on five-year Government of Canada bonds. We then used the proceeds to acquire preferred shares from 3787842 Canada Inc. (3787842 Canada), a wholly-owned subsidiary of BCE. The dividend rate is essentially equal to the interest rate on the loan from BCE. 3787842 Canada then advanced $12 billion to BCE through an interest free subordinated demand loan.

     We have the legal right to offset the demand loan payable to BCE and the investment in preferred shares of 3787842 Canada. As a result, these items, as well as the related dividend income and interest expense, have been presented on a net basis.

Bell Canada    45    2002 Financial Information

Notes to the consolidated financial statements – Bell Canada (continued)

21. CONTRACTUAL OBLIGATIONS, COMMERCIAL COMMITMENTS AND CONTINGENCIES

CONTRACTUAL OBLIGATIONS

The table below shows our contractual obligations at December 31, 2002. Rental expense relating to operating leases was $244 million in 2002 and $188 million in 2001.

	2003	2004	2005	2006	2007	Thereafter	Total

Long-term debt (excluding capital leases)	1,582	953	1,178	542	611	6,647	11,513
Capital leases (a)	101	104	79	72	64	251	671
Notes payable and bank advances	1,198	–	–	–	–	–	1,198
Operating leases	413	348	328	305	263	1,588	3,245
Purchase obligations	545	227	120	112	48	173	1,225
Other contractual obligations	108	–	–	–	–	–	108

Total	3,947	1,632	1,705	1,031	986	8,659	17,960

(a)	The imputed interest to be paid in connection with the capital leases amounts to $61 million.

COMMERCIAL COMMITMENTS

     We had the following commercial commitments at December 31, 2002:

•	$1,807 million in total credit and other bank facilities, of which $72 million was drawn

•	$122 million in standby letters of credit.

     Of the $1,807 million in total credit and other bank facilities, $950 million is used to support our commercial paper programs, excluding extendable Class E notes. No amount has been drawn on our commercial paper programs.

     In addition, at December 31, 2002 there were $50 million of Class E Notes outstanding. The maximum principal amount that can be issued is $400 million. Although these notes are not supported by committed lines of credit, we may extend them in certain circumstances.

     The remaining unused portion of the shelf prospectus was $900 million as at December 31, 2002. After issuing Series M-16 debentures on February 12, 2003, the amount decreased to $300 million.

CRTC Second Price Cap Decision 2002-34

     On May 30, 2002, the CRTC released Decision 2002-34, Second Price Cap Decision. This decision made a number of changes to the rules governing local service in Canada’s telecommunications industry for the next four years.

     One of the changes is a new mechanism, called the deferral account, which will be used to fund initiatives such as service improvement or reduced rates and/or rebates. We estimate our commitment relating to this decision to be $74 million at December 31, 2002.

Guarantees

     In the normal course of our operations, we execute agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, the sale of services, securitization agreements and operating leases.

     These indemnification undertakings and guarantees may require us to compensate the counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, loss of or damages to property, environmental liabilities, changes in or in the interpretation of laws and regulations (including tax legislation), valuation differences, claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. Also, in the context of the sale of all or a part of a business, we may from time to time agree to compensate the purchaser for certain costs that may result from certain future events such as the failure of the disposed business to reach certain operational thresholds (earn-out guarantees), the resolution of contingent liabilities of the disposed businesses, or the reassessment of prior tax filings of the corporations carrying on the business.

     Certain indemnification undertakings can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount, although certain agreements do contain specified maximum potential exposure representing a cumulative amount of approximately $3.5 billion. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependant upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have not made any significant payments under such indemnifications. As at December 31, 2002, an aggregate amount of $42 million has been accrued in the consolidated balance sheet with respect to these indemnification undertakings, relating mainly to environmental liabilities.

Bell West put and call options

     The agreement between Bell Canada and MTS to create Bell West includes put and call options relating to MTS’ 40% ownership of Bell West. Please see Note 3, Business acquisitions and dispositions, for more information about Bell West.

     Under the terms of the put option, MTS can require Bell Canada to buy its interest in Bell West:

•	in February 2004 at a guaranteed floor value of $458 million plus ongoing incremental funding invested by MTS. The put price includes an 8% return on the incremental funding. The floor value was $549 million at December 31, 2002

•	in January 2007 at fair market value less 12.5%

•	at fair market value less 12.5%, under certain circumstances.

Bell Canada    46    2002 Financial Information

21. CONTRACTUAL OBLIGATIONS, COMMERCIAL COMMITMENTS AND CONTINGENCIES (continued)

     If MTS does not exercise its put option, we can exercise our call option. Under the terms of the call option, we have the option to buy MTS’ interest:

•	in March 2004 at the greater of the floor value described above and fair market value

•	in February 2007 at fair market value

•	at fair market value if there is a change of control of MTS to a party other than ourselves or our affiliates.

     We have not received any formal notice from MTS that it plans to exercise the put option in February 2004.

Shared services agreement

     Effective June 22, 2001, we entered into a 10-year service contract with a special purpose entity. This contract will allow us to reduce systems and administrative costs over time by streamlining and enhancing our systems and processes. We are committed to paying approximately $150 million in service fees over the first three years of the agreement.

     In 2004, we may:

•	exercise an option to buy the special purpose entity at fair market value, or

•	maintain the service contract and commit to paying at least $420 million more in service fees to the special purpose entity.

     As at December 31, 2002, the special purpose entity had $123 million of total assets, of which $99 million are capital assets, and $133 million of total liabilities, of which $123 million is long-term debt.

Purchase commitment

Effective July 1, 1998, under the terms of a ten-year outsourcing agreement, a wholly-owned subsidiary of CGI is the preferred provider of our required information systems and information technology services.

Litigation

We become involved in various claims and litigation as a regular part of our business. While no one can predict the final outcome of claims and litigation that were pending at December 31, 2002, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

22. SUPPLEMENTAL DISCLOSURE FOR STATEMENTS OF CASH FLOWS

For the year ended December 31	2002	2001

Interest paid on long-term debt	827	701
Income taxes paid	667	651

Bell Canada    47    2002 Financial Information

Board of Directors

Richard J. Currie, C.M.
Toronto, Ontario
     Chairman of the Board, BCE Inc.,
     Bell Canada and Telesat Canada.
     A director since May 2002 and Chairman
     of the Pension Fund Committee.

Michael J. Sabia
Montréal, Québec
     President and Chief Executive Officer and a director, BCE Inc.
     Chief Executive Officer, Bell Canada
     A director since July 2000. Chairman of the Board of BCE Emergis
     Inc., BCE Nexxia Inc. and Bell Globemedia Inc. A director of Bell
     ExpressVu Inc., Bell Mobility Holdings Inc. and Telesat Canada.

André Béard, O.C.
Montréal, Québec
     Chairman of the Board, National Bank of Canada
     A director since January 2003. A director of BCE Inc.
     and Telesat Canada.

Anthony S. Fell, O.C.
Toronto, Ontario
     Chairman of the Board, RBC Dominion Securities Limited.
     A director since January 2003 and a member of the Audit Committee and the Pension Fund Committee. A director of BCE Inc. and
     Telesat Canada.

Donna Soble Kaufman
Toronto, Ontario
     Lawyer and Corporate Director.
     A director since January 2003 and a member of the Corporate
     Governance Committee. A director of BCE Inc., Bell Canada
     International Inc., Bell Globemedia Inc. and Telesat Canada.

Thomas E. Kierans, O.C.
Toronto, Ontario
     Chairman of the Board,
     Canadian Institute for Advanced Research (CIAR). A director since January 2003 and a member of the Audit Committee.
     A director of BCE Inc. and Telesat Canada.

Brian M. Levitt
Montréal, Québec
     Co-Chair, Osler, Hoskin & Harcourt LLP, Business Lawyers.
     A director since January 2003 and a member of the Corporate
     Governance Committee and the Management Resources and
     Compensation Committee. A director of BCE Inc., Bell Globemedia
     Inc. and Telesat Canada.

The Honourable Edward C. Lumley, P.C.
South Lancaster, Ontario
     Vice-Chairman of the Board, BMO Nesbitt Burns Inc.
     A director since January 2003. A director of BCE Inc. and
     Telesat Canada

Judith Maxwell, C.M.
Ottawa, Ontario
     President, Canadian Policy Research Networks Inc.
     A director since December 2000 and a member of the Corporate
     Governance Committee and the Pension Fund Committee.
     A director of BCE Inc. and Telesat Canada.

John H. McArthur
Wayland, Massachusetts
     Dean Emeritus, Harvard University Graduate School of Business
     Administration. A director since January 2003 and a member of the
     Management Resources and Compensation Committee.
     A director of BCE Inc., BCE Emergis Inc. and Telesat Canada.

J. Edward Newall, O.C.
Calgary, Alberta
     Chairman of the Board, Newall and Associates
     A director since May 1998 and Chairman of the Audit Committee and a member of the Corporate Governance Committee.
     A director of BCE Inc. and Telesat Canada.

Thomas C. O'Neill
Don Mills, Ontario
     Corporate Director.
     A director since January 2003. A director of BCE Inc. and
     Telesat Canada.

Guy Saint-Pierre, O.C.
Montréal, Québec
     Chairman of the Board, Royal Bank of Canada
     A director since April 1999 and Chairman of the Corporate Governance
     Committee. A director of BCE Inc. and Telesat Canada

Paul M. Tellier, P.C., C.C., Q.C.
Montréal, Québec
     President and Chief Executive Officer and a Director, Bombardier
     Inc. A director since March 1996 and Chairman of the Management
     Resources and Compensation Committee.
     A director of BCE Inc. and Telesat Canada.

Victor L. Young, O.C.
St. John's, Newfoundland
     Corporate Director.
     A director since January 2003 and a member of the Audit Committee and the Management Resources and Compensation Committee.
     A director of Aliant Inc., BCE Inc. and Telesat Canada.

Bell Canada    48    2002 Financial Information

Corporate Officers

Michael J. Sabia
Chief Executive Officer

Stephen G. Wetmore
Vice-Chairman – Corporate

John W. Sheridan
President and Chief Operating Officer

J. Trevor Anderson
Senior Vice-President – Network Operations

Michael T. Boychuk
Senior Vice-President and Treasurer

Charlotte Burke
Senior Vice-President – Next Generation Services

Linda Caty*
Corporate Secretary

Bernard A. Courtois
Executive Counsel – Bell and BCE

Isabelle Courville
President – Bell Nordiq Group

Renato J. Discenza
Senior Vice-President – Enterprise Services and Supply Chain

Barry R. Dixon
Senior Vice-President – Strategic Business Development – Bell Nexxia

Roch Dubé
Senior Vice-President – Bell Québec

T. Anthony Gaffney
President – Bell Nexxia

Heather A. Gomes
Vice-President and Corporate Controller

Josée Goulet
Special Assignment

Leo W. Houle
Chief Talent Officer

Salvatore Iacono
Senior Vice-President

Richard J. Mannion
Chief Legal Officer

Guy Marier
President – Bell Québec

Kelly L. McDougald
Senior Vice-President – Business Sales

Timothy E. McGee
President – Bell ExpressVu

Robert T. Mosey
President – Bell Ontario

Michael A. Neuman
President – Bell Mobility

Patrick Pichette
Chief Financial Officer

Barry W. Pickford
Senior Vice-President – Taxation

Randall J. Reynolds
President – Bell West

Eugene Roman
Chief Information and Technology Officer

Sheridan E. Scott
Chief Regulatory Officer

Pierre Shedleur
Senior Vice-President – Business Market, Québec

* Effective March 31, 2003

Bell Canada    49    2002 Financial Information

Corporate Officers

Karen H. Sheriff
Chief Marketing Officer

David A. Southwell
President – Network Operations

Jean Taillon
Senior Vice-President – Operations

Ida Teoli
Chief Communications Officer

Pamela A. Went
Senior Vice-President – Operations, Bell Nexxia

Garry M. Wood
President – Bell Distribution

Committees of the Board

AUDIT COMMITTEE

J.E. Newall –	A.S. Fell
Chairman	T.E. Kierans
V.L. Young

CORPORATE GOVERNANCE COMMITTEE

G. Saint Pierre –	D. Soble Kaufman
Chairman	B.M. Levitt
J. Maxwell
J.E. Newall

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

P.M. Tellier –	B.M. Levitt
Chairman	J.H. McArthur
V.L. Young

PENSION FUND COMMITTEE

R.J. Currie –	A.S. Fell
Chairman	J. Maxwell

Bell Canada    50    2002 Financial Information

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